                         ROUND MOUNTAIN GOLD CORPORATION












                TECHNICAL REPORT ON THE ROUND MOUNTAIN GOLD MINE

















                                 MARCH 21, 2003

                                TECHNICAL REPORT
                            ROUND MOUNTAIN GOLD MINE
                                   NYE COUNTY
                             ROUND MOUNTAIN, NEVADA


























                                  Prepared by:

                         ROUND MOUNTAIN GOLD CORPORATION

                               Frank K. Fenne, P.G
                                       &
                              Daniel B. Moore, P.E

                               Round Mountain, NV
                                  United States








                                 MARCH 21, 2003

                                  CERTIFICATION


March 21, 2003

I, Frank K. Fenne, currently residing at 11 Prospect Ave., Round Mountain, Nevada, certify that:

I am currently employed at Round Mountain Gold Corporation as Chief Geologist;

I and Daniel B. Moore, P.E. have supervised and are responsible for the preparation of the Technical Report on the Round Mountain Mine;

I am a graduate of the University of Idaho with a Master of Science degree in Geology (1978);

I am a Professional Geologist in good standing, License # 542, registered with the Board of Registration for Professional Geologists for the State of Idaho;

I have practiced my profession continuously since 1977;

I am, by virtue of my training and experience, a "qualified person" as described in National Instrument 43-101, with respect to all technical matters discussed in the report entitled Technical Report on the Round Mountain Mine;

I have been employed at Round Mountain Gold as Chief Geologist with responsibilities for ore reserve calculations and reconciliations, grade control, geotechnical monitoring, mine hydrology and mine area exploration since 1998;

I am not aware of any material facts, changes or omissions that would material affect the conclusions and results presented in the report entitled Technical Report on the Round Mountain Mine;

I am not independent of Kinross Gold Corporation;

I have read and understand National Instrument 43-101, Companion Policy 43-101CP, 101F and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") MINERAL RESOURCES AND RESERVES - DEFINITIONS AND GUIDELINES and the report entitled Technical Report on the Round Mountain Mine was prepared in compliance with the aforementioned documents;

By virtue of my signature and seal below, I hereby consent to the filing of the document entitled Technical Report on the Round Mountain Mine for the purpose described in National Instrument 43-101.

Frank K. Fenne, P.G. (Sealed)
Chief Geologist

                                    CERTIFICATION


March 21, 2003

I, Daniel B. Moore, currently residing at 18 Willow St., Round Mountain, Nevada, certify that:

I am currently employed at Round Mountain Gold Corporation as Engineering Superintendent;

I and Frank K. Fenne, P.G. have supervised and are responsible for the preparation of the Technical Report on the Round Mountain Mine;

I graduated with a Bachelor of Science degree in Mining Engineering from the Mackay School of Mines, University of Nevada in 1986;

I am a Professional Engineer in good standing, License # 9761, registered with the Nevada Board of Registered Professional Engineers and Land Surveyors;

I have practiced my profession continuously since 1986;

I am, by virtue of my training and experience, a "qualified person" as described in National Instrument 43-101, with respect to all technical matters discussed in the report entitled Technical Report on the Round Mountain Mine;

I have been employed at Round Mountain Gold since January 2, 1996;

I am not aware of any material facts, changes or omissions that would material affect the conclusions and results presented in the report entitled Technical Report on the Round Mountain Mine;

I am not independent of Kinross Gold Corporation;

I have read and understand National Instrument 43-101, Companion Policy 43-101CP, Form 43-101F and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") STANDARD ON MINERAL RESOURCES AND RESERVES - DEFINITIONS AND GUIDELINES and the report entitled Technical Report on the Round Mountain Mine was prepared in compliance with the aforementioned documents;

By virtue of my signature and seal below, I hereby consent to the filing of the document entitled Technical Report on the Round Mountain Mine for the purpose described in National Instrument 43-101.

Daniel B. Moore, P.E (Sealed)

TABLE OF CONTENTS
1.0       SUMMARY_____________________________________________________________ 1
2.0       INTRODUCTION AND TERMS OF REFERENCE_________________________________ 8
2.1       ORGANIZATION________________________________________________________ 8
2.2       TERMS OF REFERENCE__________________________________________________ 8
2.3       SOURCE OF INFORMATION_______________________________________________ 8
2.4       QUALIFIED PERSONS___________________________________________________ 9
3.0       PROPERTY DESCRIPTION AND LOCATION _________________________________ 10
3.1       LOCATION __________________________________________________________ 10
3.2       LAND POSITION______________________________________________________ 10
3.3       ROYALTIES__________________________________________________________ 10
3.4       ENVIRONMENTAL AND PERMITTING_______________________________________ 12
4.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
              PHYSIOGRAPHY___________________________________________________ 15
4.1       GENERAL____________________________________________________________ 15
4.2       CLIMATE____________________________________________________________ 15
5.0       HISTORY____________________________________________________________ 16
6.0       GEOLOGIC SETTING___________________________________________________ 18
6.1       GEOGRAPHIC SETTING_________________________________________________ 18
6.2       PRE-TERTIARY BASEMENT ROCKS________________________________________ 18
6.3       TERTIARY VOLCANIC ROCKS____________________________________________ 19
6.4       STRUCTURAL SETTING_________________________________________________ 20
6.5       ROUND MOUNTAIN MINE GEOLOGY________________________________________ 21
     6.5.1    Geologic Setting ______________________________________________ 21
     6.5.2    Basement Rocks ________________________________________________ 21
     6.5.3    Volcanic and Volcaniclastic Rocks______________________________ 21
7.0       DEPOSIT TYPE_______________________________________________________ 25
8.0       MINERALIZATION_____________________________________________________ 26
9.0       EXPLORATION________________________________________________________ 27
10.0      DRILLING___________________________________________________________ 28
11.0      SAMPLING METHOD AND APPROACH_______________________________________ 30
12.0      SAMPLE PREPARATION AND SECURITY ___________________________________ 32
12.1      LOCATION AND SECURITY______________________________________________ 32
12.2      SAMPLE PREPARATION_________________________________________________ 32
12.3      ANALYSIS___________________________________________________________ 32


                                                                               I

12.4      QUALITY CONTROL PROGRAM____________________________________________ 33
13.0      DATA VERIFICATION _________________________________________________ 34
14.0      PROCESSING AND METALLURGICAL TESTING_______________________________ 35
14.1      GENERAL____________________________________________________________ 35
14.2      PROCESSING ________________________________________________________ 35
    14.2.1    Reusable Pad___________________________________________________ 35
    14.2.2    Dedicated Pad__________________________________________________ 35
    14.2.3    Mill___________________________________________________________ 36
    14.2.4    Gravity Plant__________________________________________________ 37
15.0      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES_____________________ 38
15.1      General____________________________________________________________ 38
15.2      Geologic Models____________________________________________________ 38
15.3      Interpolation and classification criteria__________________________ 39
15.4      Model Changes______________________________________________________ 42
15.5      Model Construction Process_________________________________________ 42
15.6      Model Verification_________________________________________________ 46
15.7      Reserves___________________________________________________________ 49
15.8      Resource___________________________________________________________ 52
15.9      Conclusions________________________________________________________ 53
15.10     Risks and Opportunities____________________________________________ 54
16.0      THE ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
              PRODUCTION PROPERTIES__________________________________________ 55
16.1      Mining Operations__________________________________________________ 55
16.1      Recoverability_____________________________________________________ 56
16.3      Markets____________________________________________________________ 57
16.4      Contracts__________________________________________________________ 57
16.5      Environmental Considerations_______________________________________ 58
16.6      Taxes______________________________________________________________ 60
16.7      Capital and Operating Cost Estimates_______________________________ 60
16.8      Economic Analysis__________________________________________________ 62
16.9      Payback____________________________________________________________ 62
16.10     Mine Life__________________________________________________________ 62
17.0      CONCLUSIONS________________________________________________________ 63
18.0      REFERENCES_________________________________________________________ 65
APPENDIX I RMGC Patented CLAIMS______________________________________________ 67
APPENDIX II RMGC Unpatented Claims___________________________________________ 69


                                                                              II

LIST OF TABLES


Table  1.1    Proven and Probable Reserves, January 1, 2003, Implementing
              a 0.006 oxide and 0.010 opt Au Sulfide lower cutoff              3
Table 1.2     Proven and Probable Reserves 2002,Oxide (0.006 opt Au lower
              cutoff)                                                          4
Table 1.3     Proven Reserves for 2002, Oxide (0.006 opt Au lower cutoff)      4
Table 1.4     Probable Reserves, Oxide (0.006 opt Au lower cutoff)             4
Table 1.5     End-of-Year, 2003 Resource Summary, Oxide (0.006 opt Au lower cutoff), 5 Sulfide (0.010 opt Au lower cutoff) and Dumps
Table 3.3     Round Mountain Gold Corporation. List of Environmental and
              Operational Permits                                             12
Table 15.2.1  Block Model Cell Sizes                                          38
Table 15.2.2  Estimation Techniques                                           39
Table 15.2.3  October 2002 Variography. Grade Estimation Kriging Parameters   40
Table 15.2.4  October 2002 Model. Estimation Quality Classification Schema    41
Table 15.6.1  Yearly Reconciliation of Total Ore (Oct02 Model) vs Survey      47
Table 15.6.2  Global Reconciliation of Total Ore (Oct02 Model) vs. Survey     48
Table 15.6.3  Tonnage Factors (ft3/ton) by Rock Type                          48
Table 15.7.1  Proven and Probable Reserves, January 1, 2003. Implementing
              a 0.006 oxide and 0.010 opt Au Sulfide lower cutoff             49
Table 15.7.2  Proven and Probable Reserves 2002 - Oxide (0.006 opt Au
              lower cutoff)                                                   50
Table 15.7.3  Proven Reserves for 2002 - Oxide (0.006 opt Au lower cutoff)    50
Table 15.7.4  Probable Reserves - Oxide (0.006 opt Au lower cutoff)           50
Table 15.7.5  Proven Offload and Dump Reserves                                51
Table 15.8.1  Jan 1,2003 Resource Summary. Oxide (0.006 opt Au lower
              cutoff), Sulfide (0.010 opt Au lower cutoff) and Dumps          53
Table 16.5.1  Round Mountain Gold Corporation. List of Environmental and
              Operational Permits                                             60
Table 16.7.1  Year 2002 Actual Vs Plan Budget Operating Costs                 62


                                                                             III

LIST OF FIGURES


Figure 3.1    Location and Claim Map                                          10
Figure 3.2    Site Map                                                        11
Figure 6.5.1  Geologic Map of Round Mountain Gold Mine pit.                   21
Figure 6.5.2  Stratigraphic section through the Round Mountain Gold Mine pit  22
Figure 6.5.3  West-East, geologic cross section through pit at 111,800 North  24
Figure 10.1   Drill Hole Location Map                                         29




LIST OF APPENDICES


Appendix I    RMGC Patented Claims                                            67
Appendix II   RMGC Unpatented Claims                                          69


                                                                              IV

1.0  SUMMARY

This Technical Report has been prepared at the request of Kinross Gold Corporation. The Round Mountain Technical Staff prepared this report under the supervision of Frank K. Fenne P.G., Chief Geologist, and Daniel B. Moore P.E., Engineering Superintendent, who serve as Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101. This Technical Report has been prepared in compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects). The report presents the End-of-Year (2003) reserve estimate for the Smoky Valley Common Operation, a joint venture between Round Mountain Gold Corporation (Kinross Gold Corporation and Barrick Gold Corporation).

The Round Mountain Gold Mine currently operates as a conventional open pit that is approximately 8200 feet long in the north-west, south-east direction and 5000 feet wide (northeast to south-west). The mining is conducted on 35 foot benches by electric shovels and front end loaders paired with 150, 190 and 240 ton haul trucks.

The mine site is accessed by State Highway 376, a paved two-lane paved highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north. The mine is located approximately 250 miles from the major metropolitan areas of Las Vegas and Reno, Nevada.

The Smoky Valley Common Operation was organized in 1975 to develop gold mining properties near Round Mountain, Nevada. Commercial production commenced in 1977. Current participants in the Smoky Valley Common Operation include Round Mountain Gold Corporation (a wholly owned subsidiary of Echo Bay Mines Ltd.) and Homestake Nevada Corporation (a wholly owned subsidiary of Homestake Mining Company). Effective July 1, 2000, Homestake Nevada Corporation increased its interest in the Round Mountain Mine from 25% to 50% when it acquired the BarGOLD Corporation's interest. Effective December 14, 2001 Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake interest in the mine. On January 31, 2003, the shareholders of Echo Bay Mines Ltd. approved a plan to merge with Kinross Gold Corporation and TVX Gold Inc. As a result, control of Round Mountain Gold Corporation was conveyed to Kinross Gold Corporation.

The Round Mountain Gold deposit is a large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit, located along the margin of a buried volcanic caldera. The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the volcanic units, these ascending fluids deposited gold along a broad west-northwest trend

A three dimensional geologic model was initially constructed using wire-frame triangulation modeling techniques using Vulcan mine planning software. Topography, fault boundaries, ore zones, rock type and alteration zones were modeled. The resource and reserve estimate was established with the aid of a 3-dimensional block model that incorporated the main geological and structural elements defined in the wire-frame model.

The mineral resource and reserve estimates for the Round Mountain Gold Mine were estimated by the Technical Services Group using Vulcan mine planning software, under the direction of Frank K.Fenne, P.G, Chief Geologist at Round Mountain Gold Corporation.

As part of the modelling process, grade interpolation parameters were compared with new drill hole information to test for suitability and appropriateness. The model was subsequently validated prior to reporting by resource and reserve classification.

The 2003 Reserve Pit was designed using the Whittle 4X economic pit limit results as a template. Catch benches and haul roads were included within the overall pit slope. The following additional criteria were used in the ultimate pit design: bench face angles of 62.4 degrees, (except in Paleozoic rock which is sloped to 36 degrees), haul roads 120-140 feet wide, a 50 foot catch bench at the top of the Placer alluvium (Type52) above the Stebbins Hill Volcanics (Type33) , and catch benches are set according to slope sectors identified in the Call & Nicholas, Inc report.

The Round Mountain Gold Mine contains a high density of drilling, good validation results, especially to blast holes and milled production, and well known economic and metallurgical performance (through mining history). Break down of mineable pit reserves into Proven and Probable reserves is provided in Tables 1.2, Proven reserves in Table 1.3 and Probable reserves in Table 1.4. Proven and probable reserves have been estimated using an assumed gold price of $325 per ounce.

The January 2003 total reserve estimate for the Round Mountain Gold Mine is 192,112,000 tons of ore at a grade of 0.020 ounce per ton of gold, representing 3,749,000 contained ounces of gold. A breakdown of the estimated total reserve estimate by type is provided in Table 1.1 and includes stockpile and offload/dump material. Although silver is a byproduct of the mine, it is not modelled nor projected as part of the proven and probable reserve.


                                    TABLE 1.1
                  PROVEN AND PROBABLE RESERVES, JANUARY 1, 2003
            USING A 0.006 OXIDE AND 0.010 OPT AU SULFIDE LOWER CUTOFF


--------------------------------------------------------------------------------
Type                            K-tons        Grade (opt Au)   Contained Ounces
--------------------------------------------------------------------------------
REUSABLE PAD OXIDE (PIT ORE)    32,412        0.033            1,052,000
--------------------------------------------------------------------------------
DEDICATED PAD OXIDE (PIT ORE)   43,488        0.012            533,000
--------------------------------------------------------------------------------
DEDICATED PAD SULFIDE (PIT ORE) 15,763        0.014            220,000
--------------------------------------------------------------------------------
MILL SULFIDE (PIT ORE)          23,970        0.031            738,000
--------------------------------------------------------------------------------
MILL-STOCKPILE                  7,561         0.064            480,000
--------------------------------------------------------------------------------
RPAD-STOCKPILE                  812           0.037            30,000
--------------------------------------------------------------------------------
OFFLOAD / DUMP                  68,107        0.010            696,000
--------------------------------------------------------------------------------
TOTAL                           192,112       0.020            3,749,000
--------------------------------------------------------------------------------
WASTE TONS                      61,119
--------------------------------------------------------------------------------
PIT STRIP RATIO                 0.53:1
--------------------------------------------------------------------------------

Modelling changes for the 2003 reserve included a review and update of the sulfide boundary surface, a 0.75 ounce per ton gold upper limit cap on 5 foot composite assays, and a change to the search orientation for Type 4 material (established from variography).

                                    TABLE 1.2
                        PROVEN AND PROBABLE RESERVES 2002
                        OXIDE (0.006 OPT AU LOWER CUTOFF)

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               75,900                 0.021                   1,585,000
--------------------------------------------------------------------------------


                       SULFIDE (0.010 OPT AU LOWER CUTOFF)

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               39,733                 0.024                     958,000
--------------------------------------------------------------------------------


                                OXIDE AND SULFIDE

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL              115,633                 0.022                   2,543,000
--------------------------------------------------------------------------------


                                    TABLE 1.3
                            PROVEN RESERVES FOR 2002
                        OXIDE (0.006 OPT AU LOWER CUTOFF)

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               13,907                 0.023                     319,000
--------------------------------------------------------------------------------


                                SULFIDE (0.010 OPT AU LOWER CUTOFF)

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL                4,177                 0.025                     104,000
--------------------------------------------------------------------------------


                                OXIDE AND SULFIDE

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               18,084                 0.024                     423,000
--------------------------------------------------------------------------------

                                    TABLE 1.4
                                PROBABLE RESERVES
                        OXIDE (0.006 OPT AU LOWER CUTOFF)

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               61,993                 0.020                   1,265,000
--------------------------------------------------------------------------------


                       SULFIDE (0.010 OPT AU LOWER CUTOFF)

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               35,557                 0.024                     854,000
--------------------------------------------------------------------------------


                                OXIDE AND SULFIDE

                    K-TONS             GRADE (OPT AU)          CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL               97,549                 0.022                   2,119,000
--------------------------------------------------------------------------------


A measured and indicated resource of 13,891 K-tons @ 0.020 Au oz/Ton (273,000 oz
Au) was estimated using the Oct02 Planning Model and Aug02 Dump Model. Measured and indicated resources have been estimated using an assumed gold price of $325 per ounce. The estimated resource is presented in Table 1.5 and includes the Fairview area and inferred dumps.

The measured and indicated resource volume includes the measured and indicated blocks within the increment between the 2P Design and a 3P Whittle shell including Fairview. The Fairview area is a resource within the current property area, adjacent to the current pit. At this stage the Fairview area is reported as a resource, at a later stage this resource may be incorporated into the mine plan.

The planned average production rate (total tons moved) for 2003 is 266,000 tons per day. Of this 185,000 tons per day are ore production. The Round Mountain mine forecast for 2003 uses proven and probable reserves. The annual mining forecast for mill tons mined in 2003 will be 4.5 million tons containing 131,309 ounces. Dedicated pad feed mined from the pit will be 18.8 million tons containing 230,626 ounces. Dedicated pad feed mined from the offload material will be 18.3 million tons containing 208,407 ounces. Mined production for the Reusable pad in 2003 will be 9.2 millions tons containing 325,560 ounces.

                                    TABLE 1.5
                       END-OF-YEAR, 2003 RESOURCE SUMMARY
OXIDE (0.006 OPT AU LOWER CUTOFF), SULFIDE (0.010 OPT AU LOWER CUTOFF) AND DUMPS


--------------------------------------------------------------------------------
                          INTERIOR TO 2003 RESERVE PIT
--------------------------------------------------------------------------------
                TYPE               K-TONS     GRADE (OPT AU)    CONTAINED OUNCES
--------------------------------------------------------------------------------
Inferred                           15,310         0.017             255,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       INCREMENT BETWEEN 2P DESIGN & 3P WHITTLE SHELL, INCLUDING FAIRVIEW
--------------------------------------------------------------------------------
                TYPE               K-TONS     GRADE (OPT AU)    CONTAINED OUNCES
--------------------------------------------------------------------------------
Measured                            1,753         0.018              32,000
--------------------------------------------------------------------------------
Indicated                          12,138         0.020             241,000
--------------------------------------------------------------------------------
Inferred                            4,218         0.023              97,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      DUMPS
--------------------------------------------------------------------------------
                TYPE               K-TONS     GRADE (OPT AU)    CONTAINED OUNCES
--------------------------------------------------------------------------------
Inferred                           23,568         0.008             189,000
--------------------------------------------------------------------------------
Total (Measured & Indicated
Resource)                          13,891         0.019             273,000
--------------------------------------------------------------------------------
Total (Inferred Resource )         43,096         0.013             541,000
--------------------------------------------------------------------------------

Total personnel directly employed by Round Mountain Gold Corporation to operate the Round Mountain mine currently stands at 630 employees.

In 2002 the total cash costs were $187 per ounce which were consistent with 2001 and 6 % below plan. Cash costs were lower than plan primarily due to the increase in ounce production. Direct cash costs per ounce are projected at $186 per ounce for the remaining mine life.

2002 capital costs were $16.9 million, and were associated with mining equipment expenditures including three additional Caterpillar 793, 240-ton haulage trucks, a wheel dozer, a production drill and the buyout of the wheel loader previously on lease.

Cash flows for the Round Mountain mine have been calculated based upon the current Life-of-

Mine plan. The cash flow is positive at revenues of $300 per ounce gold, indicating that the proven and probable reserve can be mined at a profit.

Round Mountain Gold Corporation believes that the economic model and sensitivities are complete and reasonable. The economic models have been evaluated and reviewed by the owner companies and meet industry standards. Round Mountain Gold Corporation, Kinross Gold Corporation and Barrick Gold Corporation consider the economic model and sensitivities to be confidential information.

The completion date of open pit mining is scheduled for 2006. The mill is currently scheduled to operate from stockpiles until 2007.

2.0     INTRODUCTION AND TERMS OF REFERENCE

2.1     ORGANIZATION

The Smoky Valley Common Operation was organized in 1975 to develop gold mining properties near Round Mountain, Nevada. Commercial production commenced in 1977. Current participants in the Smoky Valley Common Operation include Round Mountain Gold Corporation (a wholly owned subsidiary of Echo Bay Mines Ltd.) and Homestake Nevada Corporation (a wholly owned subsidiary of Homestake Mining Company). Effective December 14, 2001 Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake interest in the mine. On January 31, 2003, the shareholders of Echo Bay Mines Ltd. approved a plan to merge with Kinross Gold Corporation and TVX Gold Inc. As a result, control of Round Mountain Gold Corporation was conveyed to Kinross Gold Corporation.

2.2     TERMS OF REFERENCE

This Technical Report has been prepared at the request of Kinross Gold Corporation. The Round Mountain Technical Staff prepared this report under the supervision of Frank K. Fenne P.G., Chief Geologist, and Daniel B. Moore P.E., Engineering Superintendent, who serve as Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101. This Technical Report has been prepared in compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

All data is reported in U.S. Customary Units. Pit designs and reserve figures were estimated using a gold selling price of $300 per ounce. Resource estimates were estimated using a gold selling price of $325 per ounce. All currencies are reported in US dollars.

2.3     SOURCE OF INFORMATION

The Round Mountain Mine has been in uninterrupted production since 1976. Much of this report is based on actual mine production and experience where appropriate. In addition, exploration data, internal reports and memos, and consulting reports have been used in the preparation of this technical report. Data material to this report has been collected from the following sources:

1) Open pit drilling including exploration reverse circulation drilling, core drilling, and blasthole drilling.

2) Call & Nicholas Inc. of Tucson, AZ provided the geotechnical recommendations used for the current pit design. These recommendations are contained in the May 1998 report "Slope Design Guidelines for the Round Mountain Mine" along with more recent addenda.

3) Water Management Consultants of Denver, Colorado provided the hydrologic model and plan for pit dewatering. The report titled "Round Mountain Gold Model Update and Dewatering Status Report" dated March 2002 contains the pertinent information.

4) Process, metallurgy, and recovery data have been supplied by the responsible mine departments.


2.4     QUALIFIED PERSONS

The Qualified Persons are each employees of Round Mountain Gold Corporation. Daniel Moore has been the Engineering Superintendent for seven years and during that time, has been responsible for mine design, production planning, and economic evaluation of the operation. Frank Fenne has been Chief Geologist for five years and is responsible for reserve development, reserve reporting, and mine hydrology.

3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     LOCATION

The Round Mountain Gold Mine is located in northern Nye County, Nevada approximately 55 miles north of the county seat of Tonopah (figure 3.1). The mine is located in all or parts of Sections 13, 23, 24, 25 ,26 ,34, 35, and 36 of T10N, R43E; Sections 17,18,19, 20, 29, 30, and 31 of T10N, R44E; Section 6 of
T9N, R44E; and Sections 1, 2 and 3 of T9N, R43E, Mount Diablo Meridian. The Round Mountain property as defined by the permit boundary encompasses 7,263 acres.

3.2     LAND POSITION

The Smoky Valley Common Operation controls the mineral and surface rights of the mine through the ownership of 84 patented lode claims listed in Appendix 1 and 1,453 unpatented lode claims listed in Appendix 2. Round Mountain Gold Corporation, the issuer of this report, holds a 50% interest in the property. The extent of the claim block is illustrated in figure 3.1. All of the claims are contiguous. The patented claims are held as private property (fee simple) and are legally surveyed. All of the reserves are located on patented claims. The unpatented claims are held under the 1872 Mining Law (as amended) and are subject to normal annual filing requirements and fees. The majority of the unpatented claims are located on land administered by the Bureau of Land Management; the remainder are located on land administered by the U. S. Forest Service. The unpatented claims are accurately located but not legally surveyed. The Smoky Valley Common Operation controls additional unpatented claims distant from the mine that are not pertinent to this report. The location of the open pit and supporting infrastructure is illustrated in figure 3.3.

3.3     ROYALTIES

The Round Mountain mine is bound by the Ordrich Agreement, dated October 1, 1986. The terms of the agreement provide that Ordrich Gold Reserves is entitled to a net smelter return royalty on all mineral produced from the property interests at the Smoky Valley Common Operation. The royalty rate increase, on a straight-line basis, from a minimum rate of 3.5 % of gold revenues, at prices of $320 per troy ounce of gold or less, to a maximum of
6.4 % of gold revenues, at prices of $440 per troy ounce of gold or more. During 2002, the royalties paid to Ordrich Gold Reserve Company averaged 3.5 per cent of revenues. In addition, Kinross's share of metal production (50 %) from the Round Mountain mine is subject to a 3 % royality on gross revenue, payable to Louisiania Land and Exploration Company.


                        FIGURE 3.1 LOCATION AND CLAIM MAP











                                    [PICTURE]

3.4     ENVIRONMENTAL AND PERMITTING

The property is subject to no known environmental liabilities or mitigative measures. Reclamation and closure planning is discussed under Section 16.


All environmental permitting is up to date and in order. A current list of the active operational and environmental permits currently maintained at the site is provided in Table 3.3.

                               FIGURE 3.2 SITE MAP

                                   TABLE 3.3
                         ROUND MOUNTAIN GOLD CORPORATION
                  LIST OF ENVIRONMENTAL AND OPERATIONAL PERMITS

------------------------------------------------------------------------------------------------------------------------------------
              AGENCY                         ITEM                                DESCRIPTION
------------------------------------------------------------------------------------------------------------------------------------
US Department of Transportation           DOT Haz Mat            DOT Hazardous Materials Registration
                                         Registration
------------------------------------------------------------------------------------------------------------------------------------
Environmental Protection Agency           EPA-REFRIG             EPA refrigerant Certification Compliance Statement
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-45089              Right-of-way for Water Pipeline
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-46058              Right-of-way for Public Airport Lease
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-49546              Right-of-way for Water Pipeline
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-53136              Right-of-way for 3 Airport Drainage Ditches
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-54034              Right-of-way for Access Road
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-54310              Right-of-way for Temporary Use Permit
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-55285              Right-of-way for Equipment Access Road
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah         N-46508              Right-of-way for County Road
------------------------------------------------------------------------------------------------------------------------------------
US Forest Service                           4090-2               Special Use Permit for Jett Canyon Dam & Pipeline
------------------------------------------------------------------------------------------------------------------------------------
US Forest Service                           4090-3               Special Use Permit for Jett Canyon Road
------------------------------------------------------------------------------------------------------------------------------------
US Forest Service                      4090-4 (4090-1)           Special Use Permit for Round Mountain Water System
------------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah       N65-87-003             RMGC Plan of Operations - as per most recent amendment
------------------------------------------------------------------------------------------------------------------------------------
US Army Corps of Engineers                199400667              404 Permit, Nationwide 26
------------------------------------------------------------------------------------------------------------------------------------
BLM-Minerals Management Service           NEV-46200              Geothermal Lease for Well
------------------------------------------------------------------------------------------------------------------------------------
Environmental Protection Agency         NVD9825004664            EPA Hazardous Waste Activity Identification Number
------------------------------------------------------------------------------------------------------------------------------------
US Department of the Treasury,         9-NV-012-20-2H-           Explosives Permit
Bureau of Alcohol, Tobacco and              12107
Firearms
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Air Quality               AP1041-0444             Class II Air Quality Operating Permit
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Air Quality                  01-06                Open Burn Permit for Safety Training Activities
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution         GNV0022225-10009          General Storm Water Discharge Permit-SVCO
Control
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution            NEV97018               Individual Septic System Discharge Permit
Control
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution            NEV87056               Underground Injection Control Permit (Geothermal)
Control
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution            NEV91030               Pit Dewatering Discharge Permit
Control
------------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                NEV87052               Water Pollution Control Permit
------------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                NEV88013               Water Pollution Control Permit-Manhattan
------------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                  0060                 Reclamation Permit-RMGC
------------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                             GNV041995-HGP4            Bioremediation Facility General Permit
------------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                             GNV041995-HGP32           Bioremediation Facility General Permit
------------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                             GNV041995-IHP             Bioremediation Facility Individual Permit
------------------------------------------------------------------------------------------------------------------------------------
Nevada State Health Division           NY-2535-12NCNT            Public Water System Permit-SVMine#2
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J386                 South Ded ADR Process Pond #2
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J417                 South Ded Plant Storm Pond
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J441                 South Ded ADR Process/Storm Ponds
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J459                 Tailings Impoundment
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J469                 West Dedicated Phase I Ponds
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J462                 Storm Pond at Tailings Facility
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J470                 Gravity Plant Sediment Ponds
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J511                 West Dedicated Phase II Ponds
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J526                 Upper Pit Dewatering Pond
------------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources          J527                 Lower Pit Dewatering Pond
------------------------------------------------------------------------------------------------------------------------------------
Nevada State Fire Marshall                S-130018               State Fire Marshall Permit - SVCO
------------------------------------------------------------------------------------------------------------------------------------
Nevada Department of Wildlife             S-19408                Industrial Artificial Pond Permit - CN Leach
------------------------------------------------------------------------------------------------------------------------------------
Nevada Department of Wildlife             S-20676                Industrial Artificial Pond Permit-Mill & Tailings
------------------------------------------------------------------------------------------------------------------------------------
Nevada State Division of Health         PSW 2535 NCNT            RMGC Public Water System (Potable Water)
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management          SWMI-13-47              Class III Landfill Waiver-SVCO Landfill
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management          SWMI-13-91              Class III Landfill Waiver for Manhattan Mine
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management          SWMI-13-83              Class III Landfill Waiver-SVCO Landfill
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management          SWMI-13-90              Class III Landfill Waiver-SVCO Tire Dump
------------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management          SWMI-13-100             Class III Landfill Waiver-SVCO N2 Tire Dump
------------------------------------------------------------------------------------------------------------------------------------

4.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1     GENERAL

The mine site is accessed by State Highway 376, a paved two-lane paved highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north. The mine is located approximately 250 miles from the major metropolitan areas of Las Vegas and Reno, Nevada. The mine is supported by the local communities of Hadley and Carvers, which provide most of the housing for mine personnel. Sierra Pacific Power Co. provides electrical power to the mine. There are sufficient surface and water rights to support all current and forecasted mining at the site.

The mine area straddles the transition between the floor of the Big Smoky Valley and the adjacent Toquima Range. Mine site elevations vary between 5,800 to 6,800 feet above sea level. Elevations in the Big Smoky Valley and Toquima Range vary from 5,800 feet in the valley floor to 11,941 feet at the summit of Mount Jefferson.

4.2     CLIMATE

The Round Mountain Mine lies within an arid, high desert setting. Average annual precipitation in the Big Smoky Valley is approximately five to seven inches with most of that total falling during the winter months (December - March). Snow is common at the valley floor, but rarely remains on the ground for more than a few days. Afternoon thunderstorms are common in the late summer months. Local rainfall can be extreme and flash flood events are not uncommon in the region. Temperature range can be extreme, with average daily fluctuations exceeding 40 degrees F. Winter temperatures are typically 10 to 20 degrees F at night and 30 to 50 degrees F during the day. Rarely (typically less than 10 days per year), winter low temperatures can fall below 0 degrees F. Summer temperatures vary from 40 to 55 degrees F at night to 90 to 105 degrees F during the day.

5.0     HISTORY

The first gold production from the Round Mountain District occurred in 1906. Historic production from 1906 through 1969 based on U.S. Bureau of Mines records was 346,376 ounces of gold and 362,355 ounces of silver (Tingley and Berger, 1985). Actual unreported production was probably significantly higher. Early important companies actively mining in the district were the Round Mountain Mining Co., the Fairview Round Mountain Mining Co., the Round Mountain Daisy Mining Co., the Round Mountain Sphinx Co., the Round Mountain Red Top Co., and the Round Mountain Red Antelope Mining Co. At some point prior to 1929, Nevada Porphyry Mines, Inc. consolidated many of the claims and controlled most of the district. Nevada Porphyry Mines and the A. O. Smith Corp. investigated the bulk tonnage potential of property in 1929 and 1936-1937, respectiviely. In 1946 through 1962, the Yuba Consolidated, Fresnillo, and Consolidated Goldfields developed and mined the placer deposits flanking Round Mountain and Stebbins Hill.

At some time between 1962 and 1969, the Ordrich Gold Resources Inc. acquired control of the property from Nevada Porphyry Gold Mines. In 1969, Copper Range Co. leased the property and developed a small reserve of 12 million tons at a grade of 0.062 oz Au/ton (Tingley and Berger, 1985). The Smoky Valley Common Operation was formed in 1975 to operate the mine. This was initially a joint venture in which Copper Range held a 50 percent interest and Felmont Oil Co. and Case Pomeroy Co. each held a 25 percent interest.

Commercial production commenced in 1977. In 1984, Homestake Mining Company acquired the Felmont Oil interest in the operation and, in 1985, Echo Bay Mines Inc. acquired Copper Range interest. Effective July 1, 2000, Homestake increased its interest in the Round Mountain Mine from 25% to 50% when it acquired the Case Pomeroy interest. Effective December 14, 2001 Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake interest in the mine. On January 31, 2003, the shareholders of Echo Bay Mines Ltd. approved a plan to merge with Kinross Gold Corporation and TVX Gold Inc. As a result, control of Round Mountain Gold Corporation was conveyed to Kinross Gold Corporation.

Since 1997, development drilling has continued and the reserve base has been significantly expanded and refined. As a result, the total mining rate (ore and waste) increased in a step-wise fashion from 6,000 tons per day in 1976 to an average of 303,188 tons per day in 1999. The production rate for 2002 averaged 282,000 tons per day. The decision to construct a mill to process sulfide ores resulted in a significant increase in reportable reserves in the early 1990's.

In 2002, total gold production was 755,493 ounces. Over 7.9 million ounces have been produced since 1976.

6.0     GEOLOGIC SETTING

6.1     GEOGRAPHIC SETTING

The Round Mountain Mine is located along the western flank of the southern Toquima Range within the Great Basin sub-province of the Basin and Range province of western North America. The Basin and Range physiographic province is characterized by generally north-south trending block faulted mountain ranges, separated by alluvium-filled valleys. The Great Basin sub-province is specifically characterized by internal drainage. Topographic relief varies across the Basin and Range, from 1,500 feet to in excess of 5,000 vertical feet. Structural relief throughout the Basin and Range commonly exceeds topographic relief.

6.2     PRE-TERTIARY BASEMENT ROCKS

The southern Toquima Range is underlain by highly deformed sedimentary rocks of Cambrian through Permian age, that have been intruded and locally metamorphosed by several granitic plutons of Cretaceous age. These rocks are in turn overlain by a sequence of Oligocene to Miocene age rhyolitic ash-flow tuffs that were erupted from a number of exposed and buried caldera sources.

Paleozoic sedimentary rocks of the southern Toquima range consist of the Cambrian Harkless Formation, Mayflower Schist, and Gold Hill Formation, the Ordovician Zanzibar Formation and Toquima Formation, and the Permian Diablo Formation. These rocks occur as a series of stacked thrust sheets and are best exposed in the Manhattan district approximately 15 miles south of Round Mountain. Rock types within these units are dominated by marine clastic and carbonate rocks including argillite, siltstone, quartzite, carbonates (limestone and dolomite), phyllite and schist. It is generally difficult to distinguish individual units, as similar lithologies occur throughout the section. Additional complications include the presence of multiple thrust sheets, which place Cambrian rocks over Ordovician rocks. A minimum of three thrust sheets are recognized by Shawe (1999) and the youngest sheet probably places Cambrian and Ordovician units over Permian rocks. Deformation likely began in late Paleozoic time (correlative with the Roberts Mountain Allocthon in Devonian time) and continued through Mesozoic time (Sevier orogony).

The Paleozoic sedimentary rocks of the southern Toquima Range are intruded by several granitic plutons of Cretaceous age. The Round Mountain Pluton (75-83
Ma), a lobe of the Shoshone Peak Batholith crops out along the east pit wall of the Round Mountain Mine and forms the east wall of the Round Mountain caldera. At least two other granitic plutons are present in the southern Toquima Range, including the Belmont Lobe of the Shoshone Peak Batholith (82-84 Ma) and Pipe Springs (75-80 Ma) Pluton. The Round Mountain Pluton is also intruded by a sequence of Tertiary dikes, dated at approximately 34 Ma.

6.3     TERTIARY VOLCANIC ROCKS

The basement rocks of the Toquima Range are overlain by a sequence of rhyolitic ash-flow tuffs that originated from a number of eruptive centers in the Toquima and Toiyabe ranges. These tuffs are part of a belt of Oligocene and early Miocene silicic ash-flow tuffs which extends from the Marysvale volcanic field in south-central Utah to a poorly defined western terminus near the Nevada-California border, in the vicinity of Reno (Boden, 1986; Stewart et al., 1977).

The eruptive sources for these tuffs include a number of exposed and buried calderas in the Toquima and Toiyabe ranges. Known sources include the Dry Canyon (37 Ma), Northumberland (32 Ma), Toquima (27 - 24 Ma) and Manhattan (25 Ma) caldera and caldera complexes.

The most prominent features of the southern Toquima Range are the Toquima Caldera Complex (TCC) and the closely related Round Mountain Caldera (RMC). The TCC consists of at least three, and as many as six nested calderas that erupted in the time period between 29.6 and 23 Ma (Boden, 1986, Henry, 1997). A minimum of 350 km3 of rhyolitic ash-flow tuff was erupted during this time period. At least three generations of rhyolitic domes intrude the margins of the TCC (27.1 Ma, 26.9 Ma, and 26.5-26.6 Ma) (Henry, 1997). The largest of the nested calderas is the Moores Creek-lower Mount Jefferson Caldera (Henry, 1997) which measures approximately 20 X 30 kilometers and is elongate along a N50W axis. The southwestern margin of the TCC closely follows the contact between the Paleozoic sedimentary rocks and the Cretaceous-age Shoshone Peak Batholith. The Tuff of Moores Creek, lower Tuff of Mount Jefferson and lower Tuff of Trail Canyon were erupted from this caldera at approximately 26.9 Ma (Henry, 1997).

        The upper Tuff of Mount Jefferson (Boden, 1986) was erupted from the
26.7 Ma Mount Jefferson Caldera (MJC) which occupies the central portion of the TCC.

The Round Mountain Caldera (RMC) is located approximately three miles southwest of the southwestern margin of the TCC. The overall dimensions of the RMC are unknown as most of the caldera is covered by alluvium and basin and range faulting has offset the western portion. The upper and lower Tuffs of Round Mountain were erupted from the RMC at approximately 26.5 Ma (Henry et al., 1996 and 1997).

The Manhattan Caldera is centered approximately five miles south of the Round Mountain Mine. Intracaldera tuffs of the Manhattan Caldera are dated at approximately 25 Ma (Shawe, 1999). The Manhattan caldera, like the TCC is elongate along a N50W axis.

6.4     STRUCTURAL SETTING

The Toquima and Toiyabe ranges as well as the Big Smoky Valley are typical expressions of basin and range extensional faulting. Caldera volcanism is the earliest expression of basin and range extension in southwestern Nevada, beginning at approximately 34 Ma (Seedorf, 1991) and continuing to the present time. Maximum extension and volcanism in the Toquima and Toiyabe ranges occurred in the time period between 30 to 16 Ma. Extension is likely related to movement in the Walker Lane, a N50W belt of right-lateral strike-slip faulting along the eastern flank of the Sierra Nevada Range.

6.5     ROUND MOUNTAIN MINE GEOLOGY

6.5.1   Geologic Setting

The geology of the Round Mountain Mine consists of a thick sequence of intracaldera Oligocene ash-flow tuffs and volcaniclastic rocks resting upon pre-Tertiary basement rocks (figures 6.1, 6.2, 6.3). The caldera margin is mostly buried but in the pit area is well defined by a progressively steeper dipping arcuate contact between the volcanic rocks and older basement rocks. The caldera margin and caldera related structures provided the structural ground preparation for the hydrothermal system. The primary host rocks for gold mineralization are the volcanic rocks. A minor amount of ore occurs in the Paleozoic rocks along the caldera margin.

6.5.2   Basement Rocks

Basement rocks consist of Paleozoic metasedimentary rocks and Mesozoic granitic intrusive rocks. The Round Mountain Pluton (rock code Type 8), a medium grained biotite granite, forms the east wall of the caldera and crops out on the east pit wall. Paleozoic metasedimentary rocks (rock code Type 4) form the north wall of the caldera and crop out along the north pit wall. The Paleozoic rocks are deformed and variably metamorphosed quartzites, argillites and limestones of the Mayflower Schist, the Gold Hill Formation, and the Zanzibar Limestone.

6.5.3   Volcanic and Volcaniclastic Rocks

The Round Mountain caldera formed with the eruption of the Tuff of Round Mountain. This tuff is divided into two informal members (Henry, et al., 1997). Ar40/Ar39 age dating indicate that both units erupted and caldera collapse occurred at 26.5 Ma (Henry et al., 1997). The lower member (rock code Type 3), which is moderately to densely welded, is lithic-rich and contains intercalated volcaniclastic sediments and lenses of debris flows and surge deposits. This member is at least 1800 feet thick.

The upper member (rock codes Type 1, 9, 2) is a single cooling unit that consists of an upper poorly welded tuff, a middle densely welded tuff, and a lower poorly welded tuff. The upper, poorly welded zone is only locally preserved where it has been down dropped and covered due to basin and range faulting. The upper member is up to 1300 feet thick with the unit thickening towards the to the west and towards the caldera center. Along the east side of the caldera margin, the lower, poorly welded zone commonly contains thick debris flows of granite lithic fragments.

The Stebbins Hill sequence (rock code Type 33) of volcaniclastic rocks, thin ash-flows and air-fall tuffs, and minor sinters overly the Tuff of Round Mountain. These rocks accumulated within a closed caldera basin shortly after eruption of the caldera (Henry, et. al., 1997). This unit is up to 275 feet thick.

Late Tertiary to recent pediment gravels and poorly cemented subareal sediments cover much of the Round Mountain deposit. Volcanic-dominated gravels (rock code Type 52) flank Stebbins Hill and Round Mountain and, to the west, grade upwards and interfinger with granite-dominated gravels derived from Shoshone Peak. The volcanic-dominated alluvium is commonly auriferous and was placer mined up until 1962. In the pit, the volcanic-dominated alluvium is up to 200 feet thick and forms a distinct horizon along the bedrock contact. Granite-dominated alluvium (rock code Type 51) thickens westward and is up to 2000 feet thick in drill holes.

           Figure 6.5.1. Geologic Map of Round Mountain Gold Mine pit.

















                                    [PICTURE]

  Figure 6.5.2. Stratigraphic section through the Round Mountain Gold Mine pit.

















                                    [PICTURE]

                                       KEY


ROCK TYPE               DESCRIPTION
--------------------------------------------------------------------------------

Type 51                 Granite Alluvium
Type 52                 Placer
Type 55-58              Stebbins Hill Sequence - partially mineralized
Type 1                  Densely welded tuff - upper ore body
Type 9                  Transition zone between Type 1 & Type 2 - limited
                        mineralization
Type 2                  Poorly welded tuff - primary ore body
Type 3                  Moderately welded tuff - lower ore body
Type 4                  Paleozoic basement - partially mineralized
Type 8                  Granite - No mineralization









                                    [PICTURE]

7.0     DEPOSIT TYPE

The Round Mountain Gold deposit is a large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit, located along the margin of a buried volcanic caldera. The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the volcanic units, these ascending fluids deposited gold along a broad west-northwest trend

8.0     MINERALIZATION

Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units (typically open pumice sites) host the mineralization. Primary sulfide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures. Gold occurrence within the strongly welded type 1 tuff is largely fracture controlled, while the poorly welded type 2 tuff is characterized by finely disseminated gold. The type 3 moderately welded tuff has both fracture controlled gold and disseminated gold.

Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through chlorite, clay, sericitic+quartz, adularia+quartz+sericite, and quartz+adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass, replacing primary sanidine, or as crystal growths in open-space.

Ore zones within the metasediments are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

9.0     EXPLORATION

There is no current exploration material to this report. The 2002 drilling program was directed at resource development, production and planning only.

10.0    DRILLING

The current drill database for the open pit reserve contains a total of 4,089 drill hole records, of which 3,812 were established using reverse circulation drilling and 277 were drilled using diamond core methods. A separate database is maintained for dump drilling which contains an additional 1,293 drill hole records. The following table summarizes the type of drilling, number of holes and footage included in the 2002 database.

--------------------------------------------------------------------------------
TYPE              2002           2002             TOTAL               TOTAL
                  HOLES         FOOTAGE           HOLES              FOOTAGE
--------------------------------------------------------------------------------
CORE                0              0                277               332,941
--------------------------------------------------------------------------------
PRODUCTION RC      77           33,475            3,812             1,849,144
--------------------------------------------------------------------------------
DUMP HOLES         19            5,495            1,293               148,755
--------------------------------------------------------------------------------
TOTAL              96           38,970            5,382             2,330,840
--------------------------------------------------------------------------------

Of the 96 holes added to the database for 2002, the 77 production holes were drilled within the pit boundaries and the other 19 were drilled in the surrounding dumps. The drill programs are prioritized to facilitate scheduling and reserve confirmation. The majority of the drilling is vertical with angle holes used where vertical structures are anticipated. All dump holes are drilled vertical.

The collars of all drill holes are initially located by mine surveyors and surveyed again upon completion of the hole. Down-hole surveys are currently used with any holes over 500 feet or angle holes of any length. All down-hole surveying is contracted to Welnav of Elko, Nevada who use a gyroscopic directional survey. Experience has indicated that there is very little deviation in holes less than 500 feet.

All holes are sampled on five-foot intervals and a "chipboard" constructed for each drill hole with sample from each interval glued to a board representing the complete hole. The chipboards are stored on site and are available for reference purposes and logging of geologic properties. Figure 10.1 shows the drill hole locations with the open pit boundary.

                         ROUND MOUNTAIN GOLD CORPORATION
                             DRILL HOLE LOCATION MAP














                                    [PICTURE]

11.0    SAMPLING METHOD AND APPROACH

Sample data for the reserve model is derived primarily from conventional, reverse circulation rotary and HQ size core drilling.

Holes are initially drilled on +200 foot centers defining deposit limits. In-fill drilling is completed on centers of 140 foot or less to develop reportable reserves used in mine planning.

Reverse circulation drill cuttings are passed through a wet rotary splitter to collect a 10-15 pound sample for each 5 foot interval. A sampling technique which uses flocculent to settle drill cuttings has been employed to capture very fine-grained material and assure sample integrity. This technique captures nearly 100% of the rock material generated during the drilling process. Core samples are split with a rock saw in 5 foot intervals, with half the sample assayed, and the other half stored for reference.

Samples are delivered to RMGC's in-house lab for gold assaying. Leco total sulfur is also determined for appropriate in-pit drill samples.

Assays are entered into a spreadsheet along with rock type, sampling method, oxidation information, alteration type, rock quality, and sulfur content. Data is checked for errors during translation. It is then transferred to the Vulcan software drill database.

Reverse Circulation drill holes completed prior to 1992 suffered from excessive washing of sample for areas drilled below the water table with strong clay alteration, which resulted in elevated gold assays. The sampling error was identified and quantified by collecting two samples side by side, one using a flocculent to settle the clays and the other without. The sampling error was quantified and factors developed to correct the database. The error was largely limited to samples collected below the water table in strong clay alteration. The majority of these factored holes have been mined out or replaced with more recent drilling.

A small percentage of drill holes were found that had intersected localized high-grade coarse gold occurring along fractures and veins. Down-hole contamination was noted in some of the drilling directly below the drill hole intercept with the coarse gold. In the specific holes that were identified as having down-hole contamination, all assays below the coarse gold intercept were deleted from the database.

12.0    SAMPLE PREPARATION AND SECURITY

12.1    LOCATION AND SECURITY

All samples collected from drill holes are prepared and assayed by the Round Mountain Gold Mine assay laboratory. All assay laboratory chemists and technicians are employees of Round Mountain Gold Corporation. The laboratory is not certified by any standards association. The Round Mountain assay laboratory is located within the mine site security fence and access to the lab is restricted to authorized personnel. Security officers man the mine gate and patrol the mine facilities seven days per week, 24 hours per day.

12.2    SAMPLE PREPARATION

A mine geologist or mine geologic technician delivers the drill samples to the assay laboratory. Following drying, the entire sample is crushed to -3/8 inch. The entire sample is then split with Gilson Splitters to 400-450 grams of sample. The crusher and splitter are cleaned after every sample. The entire 400-450 grams of sample are pulverized to 90% or better passing 100 mesh. The resulting pulp is then placed on a roll cloth and rolled 40 times to blend the sample. Silica sand is run through the pulverizer after every sample and the pulverizer is thoroughly cleaned.

It is the opinion of the authors that these sample preparation procedures are adequate for a production laboratory in an operating mine.

12.3    ANALYSIS

The Round Mountain Deposit is noted for its coarse gold occurrences and high nugget effect in assaying. In order to minimize the sampling variation, a five-assay ton or 145.8 gram sample is used in the fire assay. To minimize potential lead exposure of the laboratory staff, bismuth is used as the collector of the gold and silver. After a 2-hour fusion, the samples are poured into molds. The samples are slagged and are cupelled in the cupel room. Following cupellation, the bead is smashed and parted with nitric acid, rinsed, dried, and annealed. The fire assay is completed with a gravitimetric finish.

Total sulfur for all development drill holes is determined using a Leco assay.

All sample pulps from development drilling are retained and stored in the geology sheds for future reference. Sample rejects are discarded.

12.4    QUALITY CONTROL PROGRAM

The assay laboratory maintains an internal assay QA/QC program. Laboratory supervisors routinely conduct quality inspections of sample preparation, equipment calibration, and assaying procedures. The lab regularly participates in round robin assays with other mine labs to check internal procedures. Five percent of all pulps are screened to verify that the pulps meet specification. Because of the large crucibles used in the five assay-ton fire assay, only 11 samples are fired per oven. Of these, one of the samples is either a blank (barren silica sand) or a certified standard that is inserted randomly by the lab computer system. The blank is inserted prior to the preparation stage. The standard is inserted following sample preparation. If the assay results exceed limits for either the blank or the standard, the entire batch is re-assayed.

The Leco IR 332 is regularly calibrated using certified Leco standards. Three blanks and three standards are inserted into each leco batch. If any of the blanks or standards exceed limits, the entire batch is re-analyzed and the Leco instrument is re-calibrated if necessary.

Assay results from blanks and standards are plotted and graphed daily. These graphs are an integral tool used by the assayers and supervisors to continuously monitor and improve lab procedures.

The sampling protocol, sample preparation, security and analytical procedures and quality control program have been reviewed and it is the opinion of the authors, that the laboratory procedures are adequate for an operating mine. This is further supported by over 20 years of successful mine production with reasonable production reconciliations.

13.0    DATA VERIFICATION

The mine database consists of a collection of data from surface mapping and drill holes, including; lithology, mineralization, alteration, structure, oxidation, survey data, assay data, and rock density information. This data is imported into a Vulcan ISIS database which is used for reserve calculations and reporting. The most significant files are the assay file, the composite file, the block model file, the design database file, and all kriging parameter/script files.

The primary drill file is composed of assays and logged information. The assay file is loaded directly from lab results and a visual check is performed upon compilation of files. The logged data from the drilling is hand entered by technical staff and reviewed upon final compilation. The surveyed collar location and down-hole survey trace of each drill hole is verified through visual inspection, reference to original logs and plotting of drill holes on a set of plans and cross-sections. Sections generated represent both geologic contacts and recorded assay results. The Vulcan database is checked for overlapping intervals, duplicate assays, survey errors, and to determine if any errors were generated during the transfer and import process. The technical staff has a high level of confidence that all data used in the reserve calculation process is free of significant errors and accurately represents the Round Mountain Gold ore body. All data records stored in the Vulcan database possess unique identifiers and sample numbers. Analytical data is reported in the units of measure received from the laboratory. Subsequent conversions made to assay data are verified to ensure accuracy.

14.0    PROCESSING AND METALLURGICAL TESTING

14.1    GENERAL

The metallurgical characteristics of the various ore types at the Round Mountain Gold Mine have been developed through mill, reusable pad and dedicated pad experience and extensive test work performed at the Round Mountain Mine Laboratory and other accredited laboratories and are well understood. RMGC has examined and reviewed the predictions for metallurgy from the mine and has found them to be consistent with actual plant results.

14.2    PROCESSING

Ore destinations are based on grade, oxidation state and size distribution of gold. There are four ore destinations at the Round Mountain Mine, consisting of Reusable Pad, Dedicated Pad, Mill and Gravity Plant. The higher grade ore is feed to the mill or reusable pad depending on the oxidation state, while the lower grade run of mine ores are leached on the Dedicated Pad. Coarse gold is feed directly to the gravity plant or is milled.

14.2.1  REUSABLE PAD

The South Reusable Pad processes up to 30,000 tons of oxide ore per day, and is feed by an automatic pad stacker on the South Pad System. The South Pad System is a reusable pad; that is continuously loaded and unloaded in a cycle resulting in an average leach time of at least 100 days. Front-end loaders and 150 ton haul trucks are used for unloading the reusable pad. Leached ore unloaded from the Reusable Pad is transferred to the Dedicated Pad for additional leaching and recovery.

14.2.2  DEDICATED PAD

In 1993, leaching commenced on the South Dedicated Pad system, which lies to the south of the present pit area. The South Dedicated Pad has a total capacity of approximately 183 million tons. Ore is loaded to the pad by haul truck. A weak solution of cyanide is applied to the ore during the leach cycle. The gold bearing solutions are captured and treated in the same manner as the reusable pad solutions. The loading of the South Dedicated Pad will be completed in 2003.

        The West Dedicated Pad has a total capacity of 350 million tons. Loading began in 1997 on Phase-1 of the West Dedicated Pad which has a capacity of 64 million tons. In 1999 loading began on Phase-2 with a carrying capacity of 73 million tons. In 2001 loading started on Phase 3 with an additional capacity of 75 million tons. Phase-3 construction was completed in 2001, Phase-4 will be completed in 2003 and Phase-5 is scheduled for completion in 2004. The West Dedicated Pad system is located directly west of the Reusable Pad system.

Leach solutions containing about 0.4 pounds of sodium cyanide per ton of solution are applied to the ore on the leach pads. This solution dissolves gold contained in the ore and the pregnant solution is then passed through adsorption columns where the gold is removed from solution by activated carbon. The leach solutions are circulated in a closed process circuit.

The loaded carbon is transferred to pressure stripping tanks where the gold is stripped from the carbon and concentrated in solution at high temperature, pressure and pH. Gold is recovered from this solution by electrolysis. Dore' containing about 65% gold and 35% silver is the final mine product.

14.2.3  MILL

Gold production from the 8,000 tpd semi-autogenous gravity/CIL mill started during late 1997. The mill will produce approximately 1,000,000 ounces of gold from sulfide ore over the mine's life. A total of 154,000 ounces were produced from the mill during 2002. The mill increased production to 10,000 tpd in 2001, and maintained that rate for 2002. The ore is reduced to 80% passing 20 mesh at the mill, then screened to 28 mesh with the underflow reporting to the rougher spiral. The gold and auriferous pyrite is recovered in the gravity circuit consisting of 144 rougher spirals, 42 cleaner spirals, 8 recleaner spirals, 1 rougher table, and 1 cleaner table. The spiral circuit removes almost 96% of the feed at 355 tons per hour, as gold barren tails, sending it to a 110 foot diameter tailings thickener, and from there to the tailings pond. Of the original 370 TPH of feed, only 14.8 TPH passes through the rougher and cleaner spirals to be sent on to the recleaner spirals as concentrate. Concentrate from the recleaner spirals reports at 1.5 TPH to the shaking tables for recovery of free gold, while recleaner spiral tailings report to a regrind circuit for further processing.

14.2.4  GRAVITY PLANT

The Gravity Plant is used for recovery of coarse gold and only runs when there is available feed. Production rates are limited to about 100 tons of ore per day. Gravity feed is stockpiled and then processed when weather permits. Ore is initially fed to the stationary and vibrating grizzlies removing the plus 4" fraction. Undersize is feed to a trommel which scalps off the plus 3/4" while the minus 3/4" fraction reports to a sluice and then to a cyclone pack for sizing. The fine fraction is sent to the screw classifier and the coarse fraction reports to a series of jigs for cleaning. Final recovery is handled with either a table or gold wheel.

15.0    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

15.1    GENERAL

The mineral resource and reserve estimate for the Round Mountain Gold Mine were estimated by the Technical Services Group, under the direction of Frank K. Fenne, P.G, Chief Geologist at Round Mountain Gold Corporation. The estimates were made by creating 3-dimensional block model using Vulcan mine planning software.

The January 2003 total reserve estimate for the Round Mountain Gold Mine is 192,112,000 tons of ore at a grade of 0.020 ounce per ton of gold, representing 3,749,000 contained ounces of gold. Although silver is a byproduct of the mine, it is not modelled nor projected as part of the proven and probable reserve.

Modelling changes for the 2003 reserve included a review and update of the sulfide boundary surface, a 0.75 ounce per ton gold upper limit cap on 5 foot composite assays, and a change to the search orientation for Type 4 material (established from variography).

As part of the modelling process, grade interpolation parameters were compared with new drill hole information to test for suitability and appropriateness. The model was subsequently validated by comparing to actual past performance prior to reporting by resource and reserve classification.

15.2    GEOLOGIC MODELS

A three dimensional geologic model was initially constructed using wire-frame triangulation modeling techniques using Vulcan mine planning software. Topography, fault boundaries, ore zones, rock type and alteration zones were modeled. The resource and reserve estimate was established with the aid of a 3-dimensional block model that incorporated the main geological and structural elements defined in the wire-frame model.

The block model dimensions and block size are provided in Table 15.2.1 below.

                                  TABLE 15.2.1
                             BLOCK MODEL CELL SIZES

--------------------------------------------------------------------------------
                           Easting (X)         Northing (Y)      Elevation (Z)
                           Direction           Direction           Direction
--------------------------------------------------------------------------------
Origin                        5000                6000                2650
--------------------------------------------------------------------------------
End Offset                   17000               16000                6850
--------------------------------------------------------------------------------
Parent Block Dimension          50                  50                  35
--------------------------------------------------------------------------------
Number of Blocks               240                 200                 120
--------------------------------------------------------------------------------

The resultant block model file contains a total of 3,531,698 blocks. Each block contains 39 variables of information such as gold grade, rock type, redox code, alteration code, density, percent below topography (mine variable, used to identify the percentage of material available for mining), classification (proven\measured, probable\indicated, inferred), and sulfur analysis.

15.3    INTERPOLATION AND CLASSIFICATION CRITERIA

The drill hole assay database was composited using Vulcan software. Assays for drill holes dipping steeper than 45 degrees were composited into 35 foot bench composites. Assays collected from drill holes with a measured dip less than 45 degrees were composited using 35 foot run-length composites. Gold grade and leco sulfur were calculated as weight averaged composites, where rock-type, alteration and logged oxidation state are majority code composited. The Technical Services Group reviewed the resultant composite database and for errors.

The Round Mountain Technical Services group conducted spatial analyses of composites from the drill hole data using multi-directional variograms. Gold grades in the block model were estimated from drill hole bench composites using ordinary kriging and discriminator kriging. Table 14.2.2 provides a list of the estimation techniques implemented for each rock type. Tables 14.2.3 to 14.2.7 provide details of the grade estimation kriging parameters implemented during the reserve and resource estimation.

The proven and probable classification criteria were unchanged for the End-of-Year 2002 reserve model. Currently all blocks require two holes within the qualifying ellipse from the same sample population for proven or probable classification. Table 15.2.3 outlines the estimation quality classification schema and ellipse range broken down by rock type.

                                  TABLE 15.2.2
                              ESTIMATION TECHNIQUES

    ------------------------------------------------------------------------
            ROCK TYPE                     ESTIMATION TECHNIQUE
    ------------------------------------------------------------------------
             Type 51                        Ordinary Kriging
    ------------------------------------------------------------------------
             Type 52                        Ordinary Kriging
    ------------------------------------------------------------------------
             Type 33                        Ordinary Kriging
    ------------------------------------------------------------------------
             Type 1                  Ordinary / Discriminator Kriging
    ------------------------------------------------------------------------
             Type 9                         Ordinary Kriging
    ------------------------------------------------------------------------
             Type 2                         Ordinary Kriging
    ------------------------------------------------------------------------
             Type 3                         Ordinary Kriging
    ------------------------------------------------------------------------
             Type 4                         Ordinary Kriging
    ------------------------------------------------------------------------
             Type 8                         Ordinary Kriging
    ------------------------------------------------------------------------

In rock Types 1, 2, 3, and 9 several rock alteration types have been logged. Tuff alteration at Round Mountain can be characterized as a continuum from fresh rock progressing through chlorite, clay, sericitic+quartz, adularia+quartz+sericite, and quartz+adularia alteration assemblages. Blocks in each alteration type are estimated only by the composites within that same type. Alteration types, which require similar estimation techniques, are grouped together for estimation purposes. Type 2 sample populations are broken down further into oxidized and reduced subsets. The Type 4 sample population is segregated into geological zones of mineralization.

                                                            TABLE 15.2.3
                                                      OCTOBER 2002 VARIOGRAPHY
                                                 GRADE ESTIMATION KRIGING PARAMETERS

------------------------------------------------------------------------------------------------------------------------------------
ESTIMATION    ROCK    ALTERATION   AZUMITH     PLUNGE     DIP     SEARCH           MIN & MAX      DH      HIGH GRADE        MODEL
   ID         TYPE                                              (MAJOR, SEMI-        SAMPLE      LIMIT      UPPER
                                                                MAJOR, MINOR)                             RESTRICTION
------------------------------------------------------------------------------------------------------------------------------------
R51&52        51&52       N/A          0           0        0    150,150,150          1,12         3          120         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R33            33         N/A         30         -60           ` 250,180,120          1,12         3          70          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R1_123         1         1,2,3       120         -10       15    250,195,170          1,12         3          60          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R1_456         1         4,5,6       170         -20       42    250,190,160          1,12         3          180         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R9_123         9         1,2,3        10           0      -10    200,140,120          1,12         3          80          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R9_456         9         4,5,6       160           0       15    230,160,120          1,12         3          120         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R2O123        2-OX       1,2,3       135           0      -45    350,250,180          1,12         3          75          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R2O456        2-OX       4,5,6       160         -30       20    250,200,150          1,12         3          150         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R2S123        2-SU       1,2,3       160           0      -45    250,220,180          1,12         3          75          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R2S456        2-SU       4,5,6       160         -30       20    170,150,120          1,12         3          100         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R3_123         3         1,2,3       120         -20       30    250,220,200          1,12         3          80          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R3_456         3         4,5,6       120          30      -45    250,230,200          1,12         3          110         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R4HW          4-hw        N/A        300           0      -80    240,120,090          1,12         3          200         Spherical
------------------------------------------------------------------------------------------------------------------------------------
R4FW          4-fw        N/A        300           0      -80    270,190,070          1,12         3          60          Spherical
------------------------------------------------------------------------------------------------------------------------------------
R8             8          N/A        300         -20       90    200,165,130          1,12         3          45          Spherical
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                                  41

                                                            TABLE 15.2.4
                                                         OCTOBER 2002 MODEL
                                              ESTIMATION QUALITY CLASSIFICATION SCHEMA


                                            PROVEN ELLIPSE RANGE           PROBABLE ELLIPSE RANGE          INFERRED ELLIPSE RANGE
            COMP SEARCH                            (0-32.5)%                       (0-65)%                         (0-100)%
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
ROCK TYPE  MAJOR   SEMI-    MINOR         MAJOR     SEMI-    MINOR         MAJOR    SEMI-    MINOR         MAJOR    SEMI-    MINOR
                   MAJOR                            MAJOR                                    MAJOR
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R51 & 52    150     150      150            49       49       49             98       98       98           150      150      150
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R33         250     180      120            81       59       39            163      117       78           250      180      120
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R1_123      250     195      170            81       63       55            163      127      111           250      195      170
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R1_456      250     190      160            81       62       52            163      124      104           250      190      160
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R9_123      200     140      120            65       46       39            130       91       78           200      140      120
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R9_456      230     160      120            75       52       39            150      104       78           230      160      120
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R20123      350     250      180           114       81       59            228      163      117           350      250      180
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R20456      250     200      150            81       65       49            163      130       98           250      200      150
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R2S123      250     220      180            81       72       59            163      143      117           250      220      180
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R2S456      170     150      120            55       49       39            111       98       78           170      150      120
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R3_123      250     220      200            81       72       65            163      143      130           250      220      200
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R3_456      250     230      200            81       75       65            163      150      130           250      230      200
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R4HW        240     120       90            78       39       29            156       78       59           240      120       90
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R4FW        270     190       70            88       62       23            176      124       46           270      190       70
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
                                                                              0
-----------------------------------     ----------------------------     ---------------------------     ---------------------------
R8          200     165      130            65       54       42            130      107       85           200      165      130
-----------------------------------     ----------------------------     ---------------------------     ---------------------------

                                                                                                                                  41

15.4    MODEL CHANGES

The following changes were made to the model parameters for the End-of-Year 2002 reserve:

1. The methodology for the coding of oxide-sulfide zones in the block model was changed from interpolation of logged drill hole values to block flagging based on a triangulated oxide-sulfide surface created from sectional interpretation. The interpolated log method previously used performed well when the oxide-sulfide boundary was steeply dipping and had a minimal number of mixed zones. However, the model performed poorly in 2002 due to large zones of mixed oxide-sulfide ore encountered in the pit. The existing methodology was not able to accurately predict sulfide changes, largely due to the lack of quantitative sulfide data. The sulfide log does identify the mixed zone but provides no data regarding the relative proportion of mixing. To provide a more accurate estimate the current model uses blast hole data, leco sulfur assays, and drill logs. The leco sulfur database is incomplete and assays are only available for more recent drill holes which necessitated incorporating all other available data.

2. A 0.75 opt Au upper cutoff was applied to all five foot drill hole assays prior to compositing. The capping of assays prior to compositing reduced the effect of narrow high-grade assays creating large low-grade ore zones.

3. The Type 4 variography has been changed to coincide with structural orientations mapped in the pit and mineralized trends identified from blast assays.

15.5    MODEL CONSTRUCTION PROCESS

Following the determination of all modeling parameters, (basic statistics, sample population segregation, variography, search radii, sample clip limits, min/max composites, classification criteria and interpolation parameters), block estimation setup files and block manipulation scripts must be created and run. To construct the new model a number of steps are carried out in a specific order. Below are the series of steps involved in creation of the End-of-Year model:

1. This first step involves a upper limit cap on gold values for the 5 foot samples. This involves an upper cutoff of 0.75 opt Au and the resultant value is written to a new variable in the drill hole database.

2. Composite the drill hole database to 35 foot bench composites for holes dipping steeper than 45 degrees from horizontal. For holes dipping less than 45 degrees from horizontal, calculate 35 foot run length composites. Gold grade and leco sulfur are weight average composited, where rock-type, alteration, and logged oxidation state are majority code composited.

3. New drill holes are plotted against existing rock type surface triangulations. Triangulations and block variable values are modified where necessary to incorporate new intercept information.

4. Block flagging tools in Vulcan are used to assign the block model rock codes to the composite database in order to ensure that blocks with corresponding composite pierces have the exact same rock code. Block flagging is necessary tool in order to overcome limitations in the drill logs.

5. Ordinary kriging is used as a grade interpolation method to estimate alteration state independently by rock type for Type 1, Type 9, Type 2, and Type 3 classifications.

6. Block flagging tools in Vulcan are used to assign the block model alteration to the composite database. This process enables older drill holes that are not logged for alteration to be assigned an alteration code. The alteration state is required for all volcanic rocks during the estimation process.

7. Block flagging tools are used to assign an oxide or sulfide code to a block dependent upon its centroid location relative to the oxide-sulfide solid triangulation model.

8. Block manipulation tools are implemented to maintain model consistency and ensure that rock types 51 and 52 are designated as oxide material. Block values are checked to ensure that minor amounts of Sulfide material in Type 33 do not influence Type 52 by incorrectly assigning the redox value.

9. Block flagging tools in Vulcan are then used to assign the oxidation state stored in the block model to the composite database. This process enables older drill holes that do not have an assigned oxidation state to be included in the selection process during interpolation. Further,

        Type 2 material requires that the oxidation state be known prior to inclusion in the grade estimation process.

10. Ordinary krige grades independently for the following sample populations: Type51, Type52, Type33, Type1 Alter 123, Type1 Alter 456, Type9 Alter 123, Type9 Alter 456, Type2 Oxide Alter 123, Type2 Oxide Alter 456, Type2 Sulfide Alter 123, Type2 Sulfide Alter 456, Type3 Alter 123, Type3 Alter 456, Type4 Hanging Wall, Type4 Foot Wall, and Type8.

11. Ordinary krige grades independently for the following sample populations within the High-Grade Vein solid: Type 1 Alter 12, Type 1 Alter 3, Type 1 Alter 4, Type 1 Alter 56, Type 9 Alter 123, Type 9 Alter 4, Type 9 Alter 56, Type 2 Oxide Alter 123, Type 2 Oxide Alter 4, Type 2 Oxide Alter 56, Type 2 Sulfide Alter 123, Type 2 Sulfide Alter 4, and Type 2 Sulfide Alter 56.

12. Indicator krige 0.006 opt Au waste discriminator probability independently for the following sample populations: Type 1 Alter 12, Type 1 Alter 3, Type 1 Alter 4, Type 1 Alter 56.

13.     Calculate number of holes by individual sample population within 0 -
        32.5 % of the 3D anisotropic grade estimation variography search ellipse. This is completed independently for the following sample populations: Type 51 Type 52, Type 33, Type 1 Alter 12, Type 1 Alter 3, Type 1 Alter 4, Type 1 Alter 56, Type 9 Alter 123, Type 9 Alter 4, Type 9 Alter 56, Type 2 Oxide Alter 123, Type 2 Oxide Alter 4, Type 2 Oxide Alter 56, Type 2 Sulfide Alter 123, Type 2 Sulfide Alter 4, Type 2 Sulfide Alter 56, Type 3 Alter 123, Type 3 Alter 4, Type 3 Alter 56, Type 4 Hanging Wall, Type 4 Foot Wall, and Type 8.

14. Calculate number of holes by individual sample population within 0 - 65 % of the 3D anisotropic grade estimation variography search ellipse. This is completed independently for the following sample populations:
        Type 51, Type 52, Type 33, Type 1 Alter 12, Type 1 Alter 3, Type 1 Alter 4, Type 1 Alter 56, Type 9 Alter 123, Type 9 Alter 4, Type 9 Alter 56, Type 2 Oxide Alter 123, Type 2 Oxide Alter 4, Type 2 Oxide Alter 56, Type 2 Sulfide Alter 123, Type 2 Sulfide Alter 4, Type 2 Sulfide Alter 56, Type 3 Alter 123, Type 3 Alter 4, Type 3 Alter 56, Type 4 Hanging Wall, Type 4 Foot Wall, and Type 8.

15. Calculate number of holes by individual sample population within 0 - 100 % of the 3D anisotropic grade estimation variography search ellipse. This is completed independently for the following sample populations:
        Type 52, Type 33, Type 1 Alter 12, Type 1 Alter 3, Type 1 Alter 4, Type 1 Alter 56, Type 9 Alter 123, Type 9 Alter 4, Type 9 Alter 56, Type 2 Oxide Alter 123, Type 2 Oxide Alter 4, Type 2 Oxide Alter 56, Type 2 Sulfide Alter 123, Type 2 Sulfide Alter 4, Type 2 Sulfide Alter 56, Type 3 Alter 123, Type 3 Alter 4, Type 3 Alter 56, Type 4 Hanging Wall, Type 4 Foot Wall, and Type 8.

16. Block manipulation scripting routines in Vulcan are then used to classify proven/measured, probable/indicated and inferred blocks based on the distribution of drill holes within each ellipse calculated above. A minimum of two holes are required within the first ellipse for proven/measured. A minimum number of two holes are required within the second ellipse for probable/indicated. Those blocks classified as inferred are flagged for a secondary classification run.

17.     The number of holes in first ellipse are then calculated between 0 -
        32.5 % of the 3D anisotropic grade estimation variography search ellipse, honoring the rock type, oxidation state, and alteration of the block, but only counting holes by rock type and oxidation state. This step counts the total number of drill holes in the first ellipse while ignoring the alteration of only the sample, (i.e., alteration is still used in block selection). A script is then run on those blocks previously classified as inferred. This secondary search will never make proven blocks, only probable / indicated and inferred blocks. The logic requires two holes in the first ellipse for a secondary block classification of probable/indicated. Otherwise, the block is left as inferred.

18. Density values are assigned to the block model using scripting routines based upon rock type and oxidation state. Table 14.5.3 provides the tonnage factors incorporated in the model for each rock type.

19. Block manipulation scripting routines in Vulcan are used to designate the processing destination of estimated material. The script for process destination is based upon the assigned rock type, classification, cutoff, and oxidation state.

15.6    MODEL VERIFICATION

Two reconciliation assessments were completed for the End-of-Year model. The verification processed included:

        1.      Yearly by total ore and by destination
        2. Globally over 7 annual reconciliation periods by total ore and by destination.

The first model verification (Table 16.6.1), reconciled total ore tons and grade against survey, regardless of destination. The reconciliation process also included a review of the process destination tons and grade versus survey. The second reconciliation (Table 15.6.2) incorporates a seven year global look at the model, comparing reconciliation by total ore and destination. Percent reconciliation, (survey/model), indicates that greater 100% is achieved if the model under-estimates and less than 100% is achieved if the model over-estimates. The reconciliation results confirm that the mine model is performing reasonably well on a global basis but needs improvement in modeling both the reusable pad and mill designated material. The shortfall in Reusable Pad and Mill tons are largely accounted for in the lower-grade categories of Dedicated Pad Oxide and Dedicated Pad Sulfide material. Some of this results from erratic Mill and Reusable Pad grade blast hole distribution, which require a minimum of nine adjacent blast holes to from a mineable unit.

The Mill and Reusable Pad reconciliation is also affected by the following: 1) Some of the exploration holes drilled prior to January 1992 suffered from poor sampling techniques, particularly in areas of high clay, 2) Pit access limited the P-hole (development) drilling within the slopes of phase 6 (pit bottom), 3) Ore grades are more erratic near the margins of the deposit, which were being mined in 2002.

Adjustments made to the 2002 model to improve the model consisted largely of adding new development drilling, redefining the oxide-sulfide boundaries, adding a 0.75 opt Au upper cutoff to the assays prior to composting and changes to variography orientations in the Type 4 host. The development drill (P-hole) program for 2003 will concentrate on areas with wide-spaced drilling, oxide-sulfide transitions and zones of Mill and Reusable Pad ore.

   TABLE 15.6.1 - YEARLY RECONCILIATION OF TOTAL ORE (OCT02 MODEL) VS SURVEY

------------------------------------------------------------------------------------------------------------
                  YEARLY RECONCILIATION OF TOTAL ORE, OCT02 MODEL VS SURVEY (SURVEY/MODEL)
------------------------------------------------------------------------------------------------------------
       TIME FRAME               VOLUME             %ORE TONS         %ORE GRADE            % TOT. OZ
------------------------------------------------------------------------------------------------------------
            1996 MINING:      58,000 kton             95.5%             98.9%                 94.3%
------------------------------------------------------------------------------------------------------------
 1997 MINING (YTD NOV.):      64,000 kton             99.4%            103.3%                102.7%
------------------------------------------------------------------------------------------------------------
1998 MINING (YTD SEPT.):      52,000 kton            104.0%             97.2%                101.1%
------------------------------------------------------------------------------------------------------------
 1999 MINING (YTD NOV.):      64,000 kton             86.7%            129.8%                112.6%
------------------------------------------------------------------------------------------------------------
            2000 MINING:      70,000 kton            100.7%             98.8%                 99.4%
------------------------------------------------------------------------------------------------------------
            2001 MINING:      67,000 kton            103.2%            100.6%                104.1%
------------------------------------------------------------------------------------------------------------
            2002 MINING:      63,000 kton             93.9%             83.3%                 90.8%
------------------------------------------------------------------------------------------------------------
                 YEARLY RECONCILIATION BY DESTINATION, OCT02 MODEL VS SURVEY (SURVEY/MODEL)
------------------------------------------------------------------------------------------------------------
TIME FRAME                         DEST       TOT. ORE%           %KTON           % OPT             %OUNCES
------------------------------------------------------------------------------------------------------------
1996 MINING:                       RPAD         35.7               87.7%          107.3%              94.1%
                                  --------------------------------------------------------------------------
                                   DPADO        53.2               96.6%           92.2%              88.7%
                                  --------------------------------------------------------------------------
                                   DPADS         2.3              260.4%          100.7%             263.6%
                                  --------------------------------------------------------------------------
                                   MILL          8.8               78.2%          113.5%              88.7%
                                  --------------------------------------------------------------------------
                                   WASTE          NA               95.5%              NA                 NA
------------------------------------------------------------------------------------------------------------
97 MINING (YTD NOV):               RPAD         35.3               86.6%          118.0%              102.3
                                  --------------------------------------------------------------------------
                                   DPADO        61.1              103.9            94.6%              98.5%
                                  --------------------------------------------------------------------------
                                   DPADS         2.4              153.8%           95.3%             144.4%
                                  --------------------------------------------------------------------------
                                   MILL          1.2              135.4%          115.7%             154.5%
                                  --------------------------------------------------------------------------
                                   WASTE          NA               99.4%              NA                 NA
------------------------------------------------------------------------------------------------------------
98 MINING (YTD SEPT):              RPAD         36.9               87.6%          113.6%              99.5%
                                  --------------------------------------------------------------------------
                                   DPADO        49.8              113.8%           90.1%             102.1%
                                  --------------------------------------------------------------------------
                                   DPADS         4.3              153.2%           89.9%             140.0%
                                  --------------------------------------------------------------------------
                                   MILL          9.0              93.87%          105.9%              98.3%
                                  --------------------------------------------------------------------------
                                   WASTE          NA              104.0%              NA                 NA
------------------------------------------------------------------------------------------------------------
99 MINING (YTD NOV):               RPAD         22.7               87.7%          188.1%             165.0%
                                  --------------------------------------------------------------------------
                                   DPADO        59.3               85.0%           94.5%              80.2%
                                  --------------------------------------------------------------------------
                                   DPADS         5.4              103.3%           91.4%             96.00%
                                  --------------------------------------------------------------------------
                                   MILL         12.6               86.0%          103.5%              89.2%
                                  --------------------------------------------------------------------------
                                   WASTE          NA               86.7%              NA                 NA
------------------------------------------------------------------------------------------------------------
2000 MINING:                       RPAD         28.9               72.9%          123.2%             90.07%
                                  --------------------------------------------------------------------------
                                   DPADO        58.5              114.0%           99.1%             112.7%
                                  --------------------------------------------------------------------------
                                   DPADS         3.9              158.6%           97.9%              157.1
                                  --------------------------------------------------------------------------
                                   MILL          8.7               77.2%          109.5%              84.4%
                                  --------------------------------------------------------------------------
                                   WASTE          NA              100.7%              NA                 NA
------------------------------------------------------------------------------------------------------------
2001 MINING:                       RPAD         32.6               78.0%          127.6%              99.4%
                                  --------------------------------------------------------------------------
                                   DPADO        55.7              117.1%           97.3%             114.2%
                                  --------------------------------------------------------------------------
                                   DPADS         5.7              122.7%           94.1%             114.3%
                                  --------------------------------------------------------------------------
                                   MILL          6.0               92.3%          101.8%              93.3%
                                  --------------------------------------------------------------------------
                                   WASTE          NA              103.2%              NA                 NA
------------------------------------------------------------------------------------------------------------
2002 MINING:                       RPAD         35.5               66.6%          122.2%              81.3%
                                  --------------------------------------------------------------------------
                                   DPADO        39.6              113.8%           94.9%             108.0%
                                  --------------------------------------------------------------------------
                                   DPADS         6.9              139.6%           93.4%             128.7%
                                  --------------------------------------------------------------------------
                                   MILL         17.6               86.4%          104.4%              90.3%
                                  --------------------------------------------------------------------------
                                   WASTE          NA              93.90%              NA                 NA
------------------------------------------------------------------------------------------------------------

                                  TABLE 15.6.2
           GLOBAL RECONCILIATION OF TOTAL ORE (OCT02 MODEL) VS. SURVEY

------------------------------------------------------------------------------------------------------------
                  GLOBAL RECONCILIATION OF TOTAL ORE, OCT02 MODEL VS. SURVEY (SURVEY/MODEL)
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
       TIME FRAME               VOLUME             %ORE TONS         %ORE GRADE            % TOT. OZ
------------------------------------------------------------------------------------------------------------
1996-2002 Reconciliation      438328 kton              97.2%             103.5%               100.4%
------------------------------------------------------------------------------------------------------------

Rock densities currently used are based on the results of a large number of determinations made by the RMGC metallurgical laboratory in 1991 and 1992. During this period rock densities were determined on at least 1,972 rock samples representative of a suite of rock and alteration types. The records may be incomplete and there may have been significantly more measurements.

Apparent density measurements were made by first oven drying the sample followed by weighing the sampling in air and underwater using a special balance beam scale. Submerged weights were ascertained quickly to minimize saturation of voids. Paraffin or other coatings were not used. The results were grouped by rock and alteration type. Basic statistics and frequency plots appear to have been used to select the apparent density for each grouping.

                                  TABLE 15.6.3
                     TONNAGE FACTORS (FT3/TON) BY ROCK TYPE

     -----------------------------------------------------------------------
           Fill/Dumps/Offloads (Type 7)                     20.0
     -----------------------------------------------------------------------
             Granite Alluvium (Type 51)                     17.3
     -----------------------------------------------------------------------
           Tuff Elluvium/Place (Type 52)                    17.3
     -----------------------------------------------------------------------
        Volcanics/Volcanisclastics (Type 33)                17.3
     -----------------------------------------------------------------------
                      Type 1                                13.27
     -----------------------------------------------------------------------
             Transition Zone (Type 9)                       15.16
     -----------------------------------------------------------------------
                   Type 2 oxide                             15.34
     -----------------------------------------------------------------------
                  Type 2 Sulfide                            14.76
     -----------------------------------------------------------------------
                      Type 3                                13.82
     -----------------------------------------------------------------------
                      Type 4                                12.5
     -----------------------------------------------------------------------
                 Granite (Type 8)                           12.5
     -----------------------------------------------------------------------

15.7    RESERVES

The 2003 Reserve Pit was designed using the Whittle 4X economic pit limit results as a template. Catch benches and haul roads were included within the overall pit slope. Reserves are estimated using an assumed gold price of $300 per ounce. The following additional criteria were used in the ultimate pit design: bench face angles of 62.4 degrees, (except in Paleozoic rock which is sloped to 36 degrees), haul roads 120-140 feet wide, a 50 foot catch bench at the top of the Placer alluvium (Type52) above the Stebbins Hill Volcanics (Type33), and catch benches were set according to slope sectors identified in the Call & Nicholas, Inc (CNI) report.

Topography reflects actual mining to January 1, 2003. The resulting ultimate pit, and proven and probable reserves are presented in Table 15.7.1 and include offloads, dumps and stockpiles. A detailed listing of proven and probable mineable pit reserves for each rock type is presented in Table 15.7.2. Breakdown of mineable pit reserves into Proven and Probable reserves is provided in Tables
15.7.3 and 15.7.4 respectively.


                                  TABLE 15.7.1
                  PROVEN AND PROBABLE RESERVES, JANUARY 1, 2003
            USING A 0.006 OXIDE AND 0.010 OPT AU SULFIDE LOWER CUTOFF

--------------------------------------------------------------------------------
Type                             K-tons     Grade (opt Au)    Contained Ounces
--------------------------------------------------------------------------------
REUSABLE PAD OXIDE (PIT ORE)     32,412         0.033            1,052,000
--------------------------------------------------------------------------------
DEDICATED PAD OXIDE (PIT ORE)    43,488         0.012              533,000
--------------------------------------------------------------------------------
DEDICATED PAD SULFIDE (PIT ORE)  15,763         0.014              220,000
--------------------------------------------------------------------------------
MILL SULFIDE (PIT ORE)           23,970         0.031              738,000
--------------------------------------------------------------------------------
MILL-STOCKPILE                    7,561         0.064              480,000
--------------------------------------------------------------------------------
RPAD-STOCKPILE                      812         0.037               30,000
--------------------------------------------------------------------------------
OFFLOAD / DUMP                   68,107         0.010              696,000
--------------------------------------------------------------------------------
TOTAL                           192,112         0.020            3,749,000
-------------------------------------------
WASTE TONS                       61,119
-------------------------------------------
PIT STRIP RATIO                  0.53:1
-------------------------------------------

               TABLE 15.7.2 - PROVEN AND PROBABLE RESERVES 2002 -
                        OXIDE (0.006 OPT AU LOWER CUTOFF)

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           75,900                  0.021                      1,585,000
--------------------------------------------------------------------------------


                       SULFIDE (0.010 OPT AU LOWER CUTOFF)

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           39,733                  0.024                        958,000
--------------------------------------------------------------------------------


                                OXIDE AND SULFIDE

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL          115,633                  0.022                      2,543,000
--------------------------------------------------------------------------------


   TABLE 15.7.3 - PROVEN RESERVES FOR 2002 - OXIDE (0.006 OPT AU LOWER CUTOFF)

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           13,907                  0.023                        319,000
--------------------------------------------------------------------------------


                       SULFIDE (0.010 OPT AU LOWER CUTOFF)

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL            4,177                  0.025                        104,000
--------------------------------------------------------------------------------


                                OXIDE AND SULFIDE

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           18,084                  0.024                        423,000
--------------------------------------------------------------------------------


      TABLE 15.7.4 - PROBABLE RESERVES - OXIDE (0.006 OPT AU LOWER CUTOFF)

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           61,993                  0.020                      1,265,000
--------------------------------------------------------------------------------


                       SULFIDE (0.010 OPT AU LOWER CUTOFF)

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           35,557                  0.024                        854,000
--------------------------------------------------------------------------------


                                OXIDE AND SULFIDE

--------------------------------------------------------------------------------
                K-TONS              GRADE (OPT AU)             CONTAINED OUNCES
--------------------------------------------------------------------------------
TOTAL           97,549                  0.022                      2,119,000
--------------------------------------------------------------------------------

The Offload and Dump Reserve for January 1, 2003 is 68,107 K-ton @ 0.010 opt Au, (696,000 oz Au).

Offloads and dumps were modeled for the January 2002 Reserve using nearest neighbor extrapolation. Drill-holes were composited to 35 foot lengths and polygon extrapolation took place within 50 x 50 x 35 foot blocks. Probability plots were generated and used to calculate a 0.030 opt Au cutoff, (composites greater than 0.030 opt Au were re-assigned a 0.030 opt Au value for extrapolation). The 0.030 opt Au cutoff affects only 7.8% of the composite database and was mostly applied to dump samples, (i.e., very few offload samples were over 0.030 opt Au).

Search geometry for polygon grade extrapolation was 220 foot horizontal and 35 foot vertical for all dumps and offloads, except the South Pad Offloads (SPADO), where 500 foot horizontal and 35 foot vertical was used. All search disks were planar and have no rotation or tilt.

                                  TABLE 15.7.5
                        PROVEN OFFLOAD AND DUMP RESERVES

--------------------------------------------------------------------------------
DUMP NAME            K-TONS          GRADE (OPT AU)         CONTAINED OUNCES
--------------------------------------------------------------------------------
NPADO                15,827              0.013                    206,000
--------------------------------------------------------------------------------
SPADO                 5,489              0.011                     59,000
--------------------------------------------------------------------------------
NEW N8                7,408              0.008                     58,000
--------------------------------------------------------------------------------
LOSP3                11,522              0.008                     96,000
--------------------------------------------------------------------------------
W6_EXT                1,105              0.009                     10,000
--------------------------------------------------------------------------------
N8                   17,772              0.010                    173,000
--------------------------------------------------------------------------------
LOSP5                 4,754              0.011                     54,000
--------------------------------------------------------------------------------
STEBBINS              4,230              0.010                     41,000
--------------------------------------------------------------------------------
TOTAL                68,107              0.010                    697,000
--------------------------------------------------------------------------------

Blocks with unassigned grades were handled one of two different ways: 1) unassigned blocks within the SPADO and NPADO were given the average grade of the entire volume and included in reserve; and 2) unassigned blocks within dumps were given the average grade of the entire volume and were considered resource. Reserve calculations for South Pad and North Pad Offloads were estimated using topography as of December 2002.

15.8    RESOURCE

Resource estimates were estimated using a gold selling price of $325 per ounce. A measured and indicated resource was estimated to be 13,891 K-tons @ 0.020 Au oz/Ton (273,000 contained oz Au) and have been estimated using the Oct02 Planning Model and Aug02 Dump Model. The estimated resource is presented in Table 15.8.1 and includes the Fairview area. Inferred resources have been estimated to be 43,096 K-Tons averaging 0.013 Au oz/ton.

The resource volume tabulated includes the following: 1) inferred blocks interior to the 2003 Reserve Pit design; 2) measured, indicated, and inferred blocks within the increment between the 2P Design and a 3P Whittle shell including Fairview; and 3) inferred dumps. The Fairview area is a resource within the current property area, adjacent to the current pit.

                                  TABLE 15.8.1
                           JAN 1,2003 RESOURCE SUMMARY
OXIDE (0.006 OPT AU LOWER CUTOFF), SULFIDE (0.010 OPT AU LOWER CUTOFF) AND DUMPS

--------------------------------------------------------------------------------
                          INTERIOR TO 2003 RESERVE PIT
--------------------------------------------------------------------------------
         TYPE                K-TONS       GRADE (OPT AU)      CONTAINED OUNCES
--------------------------------------------------------------------------------
Inferred                     15,310           0.017                 255,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       INCREMENT BETWEEN 2P DESIGN & 3P WHITTLE SHELL, INCLUDING FAIRVIEW
--------------------------------------------------------------------------------
         TYPE                K-TONS       GRADE (OPT AU)      CONTAINED OUNCES
--------------------------------------------------------------------------------
Measured                      1,753           0.018                  32,000
--------------------------------------------------------------------------------
Indicated                    12,138           0.020                 241,000
--------------------------------------------------------------------------------
Inferred                      4,218           0.023                  97,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      DUMPS
--------------------------------------------------------------------------------
         TYPE                K-TONS       GRADE (OPT AU)      CONTAINED OUNCES
--------------------------------------------------------------------------------
Inferred                     23,568           0.008                 189,000
--------------------------------------------------------------------------------
Total (Measured &
Indicated Resource)          13,891           0.019                 273,000
--------------------------------------------------------------------------------
Total (Inferred Resource)    43,096           0.013                 541,000
--------------------------------------------------------------------------------

15.9    CONCLUSIONS

Changes in reserves from those reported in January 2002 are summarized in Table
15.9.1 below. Ore mined from the pit, dumps, and stockpiles during 2002 contained 920,000 gold ounces. An additional 86,000 ounces were added from the Mill stockpile. The 2002 pit design changes resulted in a gain of 61,000 ounces. However, a total of 17,000 ounces were lost due to the current changes to the model. The Reusable Pad stockpile had a net loss of 1,000 ounces for the year. Net change from the January 1, 2002 reserve is a deduction of 739,000 contained ounces.

15.10   RISKS AND OPPORTUNITIES

By definition, estimation involves a degree of uncertainty. In the case of ore reserve estimates, these uncertainties can be classified as risks or opportunities. Some risks and opportunities cannot be controlled, such as gold price, fuel costs, etc.

A major risk with any open pit of this size is high wall stability. However, to minimize risk due to high wall stability problems, the 2002 Reserve Pit has been designed, phased and scheduled with dual-ramp access to the pit bottom.

Opportunities include the potential for increasing reserves with continued drilling. Some portion of the inferred resource interior to the pit will be converted to reserves. Mineralization is known to extend to the northwest where high-grade intercepts have been encountered at depth. Additional drilling will be required to evaluate the underground potential of this area.

16.0    THE ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION
        PROPERTIES

16.1    MINING OPERATIONS

The Round Mountain Gold Mine currently operates a conventional open pit that is approximately 8200 feet long in the north-west, south-east direction and 5000 feet wide (north-east to southwest). The mining is conducted on 35 foot benches by electric shovels and front end loaders paired with 150, 190 and 240 ton haul trucks. The bench face angle is designed at 62.4 degrees and safety benches are set a minimum distance of 28 feet and are calculated as the difference between the overall inter-ramp slope and the face angle. Type 4 material is designed at 36 degrees with no catch bench. The overall inter-ramp wall and pit slopes are based upon recommendations supplied by Call & Nicholas, Inc (CNI). Call and Nicholas update these recommendations quarterly based on changes in slope conditions. The current pit slope recommendations can be referenced in the May 98 CNI report `Slope Design Guidelines for the Round Mountain Mine' and more recent addenda. Haul roads have been designed for a maximum grade between 10 and 11 %. All road widths are designed at 100 to 140 feet for two-lane traffic.

        Major and support equipment for the mine includes:

        o       2 Caterpillar 777B, 85 ton haulage trucks

        o       11 Caterpillar 785, 150 haulage trucks

        o       14 Caterpillar 789, 190 ton haulage trucks

        o       12 Caterpillar 793, 240 ton haulage trucks

        o       3 P& H 2300 XPA 28-cu-yd shovels

        o       1 Caterpillar 5230 shovel

        o       1 Komatsu WA1200 26 cu-yd Loader

        o       2 Caterpillar 992G loaders

        o       3 Caterpillar 992 C and 1 992 D loader

        o       2 Ingersoll-Rand DM50 and 2 DM-50-E rotary blasthole drill rig

        o       1 Ingersoll-Rand DML rotary blasthole drill rig

        o       3 Caterpillar D10R and 1 D10N tracked dozers

        o       2 CAT D11R crawler dozers

        o       3 Caterpillar 16G and 1 16H grader

        o       1 Caterpillar 245 excavator

        Blasthole patterns are drilled on centers that range from 16 to 30 feet. Blasthole samples are collected and assayed and provide the control for ore segregation. Based upon these assays, blasted pit ore is determined to be run-of-mine dedicated pad ore (>=0.006 opt Au oxide, >=0.010 opt Au sulfide), crushed reusable pad ore (>=0.018 opt Au), or waste (<0.006 and <0.010 opt Au, oxide and sulfide respectively). Sulfide material greater than or equal to 0.018 opt Au is shipped directly to the mill or mill stockpile. Run-of-mine ore is delivered the dedicated pad. Re-usuable pad ore is crushed and placed on reusable leach pads and waste is delivered directly to the waste dumps. Placer material (>0.006 opt Au) encountered during normal stripping operations is sent to the dedicated pad. High grade coarse gold bearing ore is handled in one of three ways: 1) leached on the re-useable pad and offloaded to the mill; 2) sent directly to the gravity plant with tails reporting to the mill; or 3) sent directly to the mill or mill stockpile. Gold particle size distribution of high-grade ore determines the processing method.

The planned average production rate (total tons moved) for 2003 is 266,000 tons per day. Of this 185,000 tons per day are ore production. The Round Mountain mine forecast for 2003 uses proven and probable reserves. The annual mining forecast for mill tons mined in 2003 will be 4.5 million tons containing 131,309 ounces. Dedicated pad feed mined from the pit will be 18.8 million tons containing 230,626 ounces. Dedicated pad feed mined from the offload material will be 18.3 million tons containing 208,407 ounces. Mined production for the Reusable pad in 2003 will be 9.2 millions tons containing 325,560 ounces.

 Total personnel directly employed by Round Mountain Gold Corporation to operate the Round Mountain mine currently stands at 630 employees.

16.1    RECOVERABILITY

The recoveries used for pit optimization are based upon metallurgical test data collected throughout the mine life. The following tables provide the current recoveries for rock type and processing method. Operational experience indicates that the recoveries adopted for production are reasonable.

RECOVERIES BY PROCESS AND ROCK TYPE

Dedicated Pad                                    Gold Recovery
----------------------------------------------------------------------
Placer & Type 33 oxide                           50%
Type 33 non-oxide                                16%
Type 1 oxide                                     55%
Type 1 non-oxide                                 19%
Types (9,2,3,4,&8) oxide                         47%
Types (9,2,3,4,&8) non-oxide                     16%

Reusable Pad (Recovery includes Dpad 2nd leach)  Gold Recovery
----------------------------------------------------------------------
Type 1 oxide                                     85%
Types (9,2,3,&4) oxide                           81%

MILL                                             GOLD RECOVERY

All Rock types non-oxide (0.018-0.040 opt Au)    Fixed 0.006 opt Au Tail
All Rock types non-oxide (>= 0.040 opt Au)       85%


16.3    MARKETS

The finished dore bullion is shipped to refineries in North America for further processing as per the agreements of established contracts of the participants of the Smoky Valley Common Operation . Once the dore bullion leaves the mine site, marketing and sales are the responsibility and discretion of the Joint Venture partners.

16.4    CONTRACTS

On January 31, 2003 the shareholders of Echo Bay Mines Ltd, approved a plan to merge with Kinross Gold Corporation and TVX Gold Inc. As a result, control of Round Mountain Gold Corporation was conveyed to Kinross Gold Corporation.

The sales contracts and marketing of dore bullion are handled by the joint venture partners. In addition, contracts associated with the transportation of dore bullion between the mine site and the markets are also the responsibility of the participants in the joint venture.

The Smoky Valley Common Operation is bound by the Ordrich Agreement, dated October 1, 1986 (the "Settlement Agreement"). The terms of the agreement provide that Ordrich Gold Reserves is entitled to a net smelter return royalty on all mineral produced from the property interests at the Common Operation. The royalty rate increase, on a straight-line basis, from a minimum rate of 3.5 % of gold revenues, at prices of $320 per troy ounce of gold or less, to a maximum of
6.4 % of gold revenues, at prices of $440 per troy ounce of gold or more. During 2002, the royalties, averaging 3.5 per cent of revenues were paid to Ordrich Gold Reserve Company. In addition, Kinross's share of metal production (50 %) from the Round Mountain mine is subject to a 3 % royality on gross revenue, payable to Louisiania Land and Exploration Company.

16.5    ENVIRONMENTAL CONSIDERATIONS

A list of the active operational and environmental permits currently maintained at the Round Mountain mine site is listed below in Table 16.5.1. The site Plan of Operations and Comprehensive Reclamation Plans filed with the US Department of the Interior, Bureau of Land Management (BLM) and Nevada Division of Environmental Protection (NDEP) have been approved for all current operational facilities. Annual updates of the Reclamation Plan are prepared to adjust for cost inflation and to take credit for concurrent reclamation activities and submitted to the above listed agencies. The current reclamation cost estimate, approved in December 2002 by the BLM, USFS and NDEP totals $36,794,776. Tentative plans for permanent closure activities have been approved by the NDEP and BLM.

Certain site restoration costs are expensed as production costs on the unit-of-production method over the expected life-of-mine. Each participant in the Common Operation is responsible for its own estimate of reclamation costs in its own accounts.

                                  TABLE 16.5.1
                         ROUND MOUNTAIN GOLD CORPORATION
                  LIST OF ENVIRONMENTAL AND OPERATIONAL PERMITS

-----------------------------------------------------------------------------------------------------------------------------------
                   AGENCY                           ITEM                                    DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------
US Department of Transportation                  DOT Haz Mat            DOT Hazardous Materials Registration
                                                Registration
-----------------------------------------------------------------------------------------------------------------------------------
Environmental Protection Agency                  EPA-REFRIG             EPA refrigerant Certification Compliance Statement
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-45089              Right-of-way for Water Pipeline
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-46058              Right-of-way for Public Airport Lease
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-49546              Right-of-way for Water Pipeline
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-53136              Right-of-way for 3 Airport Drainage Ditches
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-54034              Right-of-way for Access Road
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-54310              Right-of-way for Temporary Use Permit
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-55285              Right-of-way for Equipment Access Road
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah                N-46508              Right-of-way for County Road
-----------------------------------------------------------------------------------------------------------------------------------
US Forest Service                                  4090-2               Special Use Permit for Jett Canyon Dam & Pipeline
-----------------------------------------------------------------------------------------------------------------------------------
US Forest Service                                  4090-3               Special Use Permit for Jett Canyon Road
-----------------------------------------------------------------------------------------------------------------------------------
US Forest Service                              4090-4 (4090-1)          Special Use Permit for Round Mountain Water System
-----------------------------------------------------------------------------------------------------------------------------------
Bureau of Land Management - Tonopah              N65-87-003             RMGC Plan of Operations - as per most recent amendment
-----------------------------------------------------------------------------------------------------------------------------------
US Army Corps of Engineers                       199400667              404 Permit, Nationwide 26
-----------------------------------------------------------------------------------------------------------------------------------
BLM-Minerals Management Service                  NEV-46200              Geothermal Lease for Well
-----------------------------------------------------------------------------------------------------------------------------------
Environmental Protection Agency                NVD9825004664            EPA Hazardous Waste Activity Identification Number
-----------------------------------------------------------------------------------------------------------------------------------
US Department of the Treasury, Bureau         9-NV-012-20-2H-           Explosives Permit
of Alcohol, Tobacco and Firearms                   12107
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Air Quality                      AP1041-0444             Class II Air Quality Operating Permit
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Air Quality                         01-06                Open Burn Permit for Safety Training Activities
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution Control       GNV0022225-10009           General Storm Water Discharge Permit-SVCO
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution Control           NEV97018               Individual Septic System Discharge Permit
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution Control           NEV87056               Underground Injection Control Permit (Geothermal)
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Water Pollution Control           NEV91030               Pit Dewatering Discharge Permit
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                       NEV87052               Water Pollution Control Permit
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                       NEV88013               Water Pollution Control Permit-Manhattan
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                         0060                 Reclamation Permit-RMGC
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                    GNV041995-HGP4            Bioremediation Facility General Permit
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                    GNV041995-HGP32           Bioremediation Facility General Permit
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-BOMRR                                     GNV041995-IHP            Bioremediation Facility Individual Permit
-----------------------------------------------------------------------------------------------------------------------------------
Nevada State Health Division                  NY-2535-12NCNT            Public Water System Permit-SVMine#2
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J386                 South Ded ADR Process Pond #2
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J417                 South Ded Plant Storm Pond
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J441                 South Ded ADR Process/Storm Ponds
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J459                 Tailings Impoundment
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J469                 West Dedicated Phase I Ponds
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J462                 Storm Pond at Tailings Facility
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J470                 Gravity Plant Sediment Ponds
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J511                 West Dedicated Phase II Ponds
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J526                 Upper Pit Dewatering Pond
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Division of Water Resources                 J527                 Lower Pit Dewatering Pond
-----------------------------------------------------------------------------------------------------------------------------------
Nevada State Fire Marshall                       S-130018               State Fire Marshall Permit - SVCO
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Department of Wildlife                    S-19408                Industrial Artificial Pond Permit - CN Leach
-----------------------------------------------------------------------------------------------------------------------------------
Nevada Department of Wildlife                    S-20676                Industrial Artificial Pond Permit-Mill & Tailings
-----------------------------------------------------------------------------------------------------------------------------------
Nevada State Division of Health               PSW 2535 NCNT             RMGC Public Water System (Potable Water)
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management                 SWMI-13-47              Class III Landfill Waiver-SVCO Landfill
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management                 SWMI-13-91              Class III Landfill Waiver for Manhattan Mine
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management                 SWMI-13-83              Class III Landfill Waiver-SVCO Landfill
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management                 SWMI-13-90              Class III Landfill Waiver-SVCO Tire Dump
-----------------------------------------------------------------------------------------------------------------------------------
NDEP-Bureau of Waste Management                SWMI-13-100              Class III Landfill Waiver-SVCO N2 Tire Dump
-----------------------------------------------------------------------------------------------------------------------------------

16.6    TAXES

The Round Mountain Gold mine is subject to the Nevada State and United States Federal Employment taxes, Business License tax, Net Proceeds of Minerals Tax and Properties Sales and Use tax. Each participant of the Smoky Valley Common Operation is responsible for reporting its proportionate share of revenues, expenses, gains or losses and tax credits in its tax return and for paying required income taxes.

16.7    CAPITAL AND OPERATING COST ESTIMATES

In 2002 the total cash costs were $187 per ounce which were consistent with 2001 and 6 % below plan. Cash costs were lower than plan primarily due to the increase in ounce production. Direct cash costs per ounce are projected at $186 per ounce for the remaining mine life.

A comparison of 2002 actual and budgeted costs is shown in Table 16.7.1

The 2002 capital costs were $16.9 million, and were associated with mining equipment expenditures including three additional Caterpillar 793, 240-ton haulage trucks, a wheel dozer, a production drill and the buyout of the wheel loader previously on lease.

                                  TABLE 16.7.1
                 YEAR 2002 ACTUAL VS PLAN BUDGET OPERATING COSTS

--------------------------------------------------------------------------------
        COST ($/TON MOVED)          ACTUAL                         PLAN
--------------------------------------------------------------------------------
        Mining                       0.66                          0.69
        Crushing                     0.79                          0.73
        Ore Processing               0.46                          0.49
        Milling                      2.78                          2.57

--------------------------------------------------------------------------------
        COST ($ 000)/YEAR           ACTUAL                         PLAN
--------------------------------------------------------------------------------
        Technical Services          3,915                         3,424
        General Plant               4,182                         4,617
        Administrative             15,303                        15,238

--------------------------------------------------------------------------------
                                    ACTUAL                         PLAN
--------------------------------------------------------------------------------
DIRECT MINE COST/OZ                  $176                          $187
--------------------------------------------------------------------------------

During 2003, capital expenditures of $16.1 million are planned. These include payment for one 240-ton truck (approximately 2 million), purchase of a new Caterpillar D11 Dozer (approximately $ 1.5 million), Carbon Plant expansion including installation of additional carbon columns (approximately $1 million), construction of phase 4 of the west dedicated leach pad (approximately $6 million), completion of a mine de-watering program (approximately $ 4 million) and general vehicle replacement.

16.8    ECONOMIC ANALYSIS

Cash flows for the Round Mountain mine have been calculated based upon the current Life-of-Mine plan. The cash flow is positive at revenues of $300 per ounce gold, indicating that the proven and probable reserve can be mined at a profit.

Details of the economic and sensitivity analyses are regarded by Round Mountain Gold Corporation as privileged and confidential. Round Mountain Gold Corporation believes that the economic models and sensitivity analyses are complete and reasonable. The economic models have been evaluated and reviewed by the owner companies and meet industry standards.

16.9    PAYBACK

Capitalized developmental costs including dedicated leach pad development are amortized on the unit-of-production method over the expected life of mine. Property is depreciated over the estimated service life on a straight-line basis. Projected cash flows for the Life-of-Mine are sufficient to meet commitments associated with payback, of all current and forecasted capital.

16.10   MINE LIFE

The completion date of open pit mining is scheduled for 2006. The mill is currently scheduled to operate from stockpiles until 2007.

17.0    CONCLUSIONS

The January 2003 total reserve estimate for the Round Mountain Gold Mine is 192,112,000 tons of ore at a grade of 0.020 ounce per ton of gold, representing 3,749,000 contained ounces of gold. Although silver is a byproduct of the mine, it is not modelled nor projected as part of the proven and probable reserve.

Measured and indicated resources were estimated to be 13,891 K-tons averaging
0.020 Au oz/ton (273,000 oz Au) which includes Fairview, and were estimated using the End-of-Year, 2002 Planning Model and Aug02 Dump Model. The resource volume tabulated includes the measured, and indicated blocks within the increment between the 2P Design and a 3P Whittle shell including Fairview. The Fairview area is a resource within the current property area, adjacent to the current pit. At this stage the Fairview area is reported as a resource, at a later stage this resource may be incorporated into the mine plan.

Modelling changes for the 2003 reserve included a review and update of the sulfide boundary surface, a 0.75 ounce per ton gold upper limit cap on 5 foot composite assays, and a change to the search orientation for Type 4 material (established from variography).

Ore mined from the pit, dumps, and stockpiles during 2002 contained of 920,000 gold ounces. An additional 86,000 ounces were added from the Mill stockpile. The 2002 pit design changes resulted in a gain of 61,000 ounces. However, a total of 17,000 ounces were lost due to the current changes to the model. The Reusable Pad stockpile had a net loss of 1,000 ounces for the year. Net change from the End-of-Year, 2002 reserve is a deduction of 739,000 contained ounces.

The planned average production rate (total tons moved) for 2003 is 266,000 tons per day. Of this 185,000 tons per day are ore production. The Round Mountain mine forecast for 2003 uses proven and probable reserves. The annual mining forecast for mill tons mined in 2003 will be 4.5 million tons containing 131,309 ounces. Dedicated pad feed mined from the pit will be 18.8 million tons containing 230,626 ounces. Dedicated pad feed mined from the offload material will be 18.3 million tons containing 208,407 ounces. Mined production for the Reusable pad in 2003 will be 9.2 millions tons containing 325,560 ounces.

The completion date of open pit mining is scheduled for 2006. The mill is currently scheduled to operate from stockpiles until 2007.

18.0    REFERENCES

Boden, David R., 1986, Eruptive History and Structural Development of the Toquima Caldera Complex, Central NV, GSA Bull. V 97, p. 61-74.

Boden, David R., 1992, Geologic Map of the Toquima Caldera Complex, Central Nevada, Nevada Bureau of Mines and Geology, Map 98, scale 1:48,000.

Call & Nicholas Inc., 1998, Slope Design Guidelines for the Round Mountain Mine.

Henry, Christopher D., Elson, Hallet B., McIntosh, William C., Heizler, Matthew T, and Castor, Stephen B., 1997, Brief Duration of Hydrothermal Activity at Round Mountain, Nevada, Determined from 40Ar/39Ar Geochronology, Economic Geology, V. 92, pp 807-826.

Henry, C.D., Castor, S.B., and Elson, H.B., 1996, Geology and 40Ar/39Ar geochronology of volcanism and mineralization at Round Mountain, NV, in Coyner, A.R., and Fahey, P.L., eds, Geology and Ore Deposits of the American Cordillera:
Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1995, p. 283-307.

Sander, Mark V., 1988, Epithermal Gold-Silver Mineralization, Wall-Rock Alteration, and Geochemical Evolution of Hydrothermal Fluids in the Ash-Flow Tuff at Round Mountain, Nevada.. Unpublished Ph.D Dissertation, Stanford University, 283 p.

Seedorf, Eric, 1991, Magmatism, Extension, and Ore Deposits of Eocene to Holocene Age in the Great Basin - Mutual Effects and Preliminary Proposed Genetic Relationships, in Raines, G.L. Lisle, R.E., Schafer, R.W., Wilkinson, W.H., eds, Geology and Ore Deposits of the Great Basin, Geological Society of Nevada Symposium Proceedings, Reno, April 1990, p. 133-178.

Shawe, D. R., 1999, Geologic Map of the Manhattan Quadrangle, Nye County,
Nevada: U.S.G.S. Quadrangle Map GQ-1775.

Stewart, J. H., Moore, W. J., and Zietz, I., 1977, East-West Patterns of Cenozoic Igneous Rocks, Aeromagnetic Anomalies, and Mineral Deposits, Nevada and Utah, GSA Bull. V 88, p 67-77.

Tingley, J. V. and Berger, B. R., 1985, Lode Gold Deposits of Round Mountain, Nevada, Nevada Bureau of Mines and Geology Bulletin 100, 62 p.

Water Management Consultants Inc., 2002, Round Mountain Gold Model Update and Dewatering Status Report.

APPENDIX I

                              RMGC PATENTED CLAIMS
CLAIM NAME                           PATENT              MINERAL SURVEY
                                     NUMBER
LOS GAZABO LODE                       3187                   MS 2815
SUNNYSIDE FRACTION                    3187                   MS 2815
SUNNYSIDE NO. 1 LODE                  3187                   MS 2815
SUNNYSIDE NO. 2 LODE                  3187                   MS 2815
SUNNYSIDE NO. 3 LODE                  3187                   MS 2815
FAIRVIEW LODE                        213550                  MS 2823
SUNNYSIDE EXTENSION                  475715                  MS 2929
FIRST SHOT LODE                      236888                  MS 3248
FIRST SHOT NO. 2 LODE                236888                  MS 3248
SHOT FRACTION LODE                   236888                  MS 3248
BLACK HAWK LODE                      180704                  MS 2823
LONE PINE LODE                       888068                  MS 3463
GREAT WESTERN                        349410                  MS 3588
GREAT WESTERN LODE                   349410                  MS 3588
GREATWESTERN NO. 1                   349410                  MS 3588
GREAT WESTERN NO. 2                  349410                  MS 3588
GREAT WESTERN NO. 3                  349410                  MS 3588
GREAT WESTERN NO. 4                  349410                  MS 3588
DIXON & STEBBINS LODE                148450                  MS 3618
FLAT LODE                            148450                  MS 3618
FRACTION LODE                        148450                  MS 3618
FRACTION NO. 1 LODE                  148450                  MS 3618
FRACTION NO. 2 LODE                  148450                  MS 3618
MARIPOSA LODE                        148450                  MS 3618
MONUMENT LODE                        148450                  MS 3618
SADDLE BACK FRACTION                 148450                  MS 3618
SADDLE BACK LODE                     148450                  MS 3618
VALLEY VIEW                          148450                  MS 3618
BLUE JAY NO. 2 LODE                  928963                  MS 4367
BLUE JAY NO. 4 LODE                  928963                  MS 4367
DIXIE LODE                           928963                  MS 4367
EDITH (FRACTION) LODE                928963                  MS 4367
FREDERICK LODE                       928963                  MS 4367
HIGH FIVE LODE                       928963                  MS 4367
HOBO FRACTION LODE                   928963                  MS 4367
HOLDOVER LODE                        928963                  MS 4367
LAST CHANCE NO. 1 LODE               928963                  MS 4367
LAST CHANCE NO. 2 LODE               928963                  MS 4367
LEFT OVER FRACTION                   928963                  MS 4367
LOOKOUT LODE                         928963                  MS 4367
O.K. FRACTION LODE                   928963                  MS 4367
RATTLE SNAKE FRACTION                928963                  MS 4367
ROBERT C. LODE                       928963                  MS 4367
TROY LODE                            928963                  MS 4367
WHITE HORSE FRACTION                 928963                  MS 4367

                              RMGC PATENTED CLAIMS
REGAL (ROYAL) LODE                   806506                         MS4369
ROGERS LODE                          806506                         MS4369
MERRY XMAS LODE                      840851                         MS4374
ROUND MOUNTAIN REO                   840851                         MS4374
MARY MCLANE LODE                     806517                         MS4430
ANTELOPE LODE                         46623                         MS3618
FEARNOT NO. 1 PLACER                 791492
FEARNOT NO. 2 PLACER                 791492
FEARNOT NO. 3 PLACER                 791492
FEARNOT PLACER                       791492
CRC No. 3                          27-2000-0091                     MS5034
CRC No. 4                          27-2000-0091                     MS5034
CRC No. 5                          27-2000-0091                     MS5034
CRC NO. 29                         27-2000-0091                     MS5034
CRC NO. 30                         27-2000-0091                     MS5034
CRC FRACTION NO. 58                27-2000-0091                     MS5034
CRC NO. 59                         27-2000-0091                     MS5034
CRC NO. 221                        27-2000-0091                     MS5034
CRC NO. 222                        27-2000-0091                     MS5034
CRC NO. 223                        27-2000-0091                     MS5034
CRC NO. 224                        27-2000-0091                     MS5034
CRC NO. 225                        27-2000-0091                     MS5034
CRC NO. 226                        27-2000-0091                     MS5034
CRC NO. 239                        27-2000-0091                     MS5034
CRC NO. 240                        27-2000-0091                     MS5034
CRC NO. 241                        27-2000-0091                     MS5034
CRC NO. 242                        27-2000-0091                     MS5034
CRC NO. 243                        27-2000-0091                     MS5034
CRC NO. 244                        27-2000-0091                     MS5034
CRC NO. 245                        27-2000-0091                     MS5034
CRC NO. 246                        27-2000-0091                     MS5034
CRC NO. 256                        27-2000-0091                     MS5034
CRX 199 FRACTION                   27-2000-0091                     MS5034
WEST END LODE NO. 1                27-2000-0091                     MS5034
WEST END LODE NO. 2                27-2000-0091                     MS5034
WEST END LODE NO. 3                27-2000-0091                     MS5034
WEST END LODE NO. 4                27-2000-0091                     MS5034
WEST END LODE NO. 5                27-2000-0091                     MS5034
WEST END LODE NO. 6                27-2000-0091                     MS5034

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM               BOOK      PAGE       INST   AMENDED       AMENDED           AMENDED        SERIAL NO
NAME                                              BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
ALTA #1              19        69        14689    68             66              7936           106540
ALTA #2              19        69        14685    68             66                             106541
ANTELOPE             18        437       17527                                                  106542
FRACTION
BLACK JACK #3        64        120       1135                                                   106543
BLUE JACKET          18        11        13615    68             62              7933           106544
BLUE JACKET          18        9         13616    68             63              7934           106545
#1
BLUE JACKET          18        8         13613    68             64              7935           106546
#2
BLUE JAY #3          14        466       14471    42             66              36200          106547
BLUE JAY #5          14        467       14473    42             69              36202          106548
BRONCO               21        62        15863    64             492             3455           106549
CASH ROCK #1         45        68        2282                                                   106550
CASH ROCK #2         33        288       29515                                                  106551
CASH ROCK #3         33        285       29516                                                  106552
CASH ROCK #4         33        284       29517                                                  106553
CASH ROCK #5         64        398       2644                                                   106554
CRC #001F                                320849                                                 667029
CRC #006             273       37        23541                                                  153223
CRC #007             273       38        23542                                                  153224
CRC #008             273       39        23543                                                  153225
CRC #009             273       40        23544                                                  153226
CRC #010             273       41        23545                                                  153227
CRC #011             273       42        23546                                                  153228
CRC #012             273       43        23547                                                  153229
CRC #013             273       44        23548    328            498             54175          153230
CRC #016             273       45        23549    328            499             54176          153231
CRC #017             273       46        23550                                                  153232
CRC #018             273       47        23551                                                  153233
CRC #019             273       48        23552                                                  153234
CRC #020             273       49        23553                                                  153235
CRC #021             273       50        23554                                                  153236
CRC #022             273       51        23555                                                  153237
CRC #031             273       60        23564    348            35              64274          153246
CRC #032             273       61        23565                                                  153247
CRC #033             273       62        23566                                                  153248
CRC #034             273       63        23567                                                  153249
CRC #035             273       64        23568                                                  153250
CRC #036             273       65        23569                                                  153251
CRC #037             273       66        23570                                                  153252
CRC #038             273       67        23571    328            500             54177          153253
CRC #039             273       68        23572    328            501             54178          153254
CRC #040             273       69        23573    328            502             54179          153255
CRC #041             273       70        23574    328            503             54180          153256
CRC #042             273       71        23575    328            504             54181          153257
CRC #043             273       72        23576    328            505             54182          153258
CRC #044             273       73        23577    328            506             54183          153259
CRC #045             273       74        23578                                                  153260
CRC #046             273       75        23579                                                  153261
CRC #047             273       76        23580                                                  153262
CRC #048             273       77        23581                                                  153263
CRC #049             273       78        23582                                                  153264
CRC #050             273       79        23583                                                  153265
CRC #060             273       89        23593    348            39              64277          153275
CRC #061             273       90        23594                                                  153276
CRC #062             273       91        23595                                                  153277
CRC #063             273       92        23596                                                  153278
CRC #064             273       93        23597                                                  153279
CRC #065             273       94        23598                                                  153280
CRC #066             273       95        23599                                                  153281



                                                                                                    69

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM             BOOK      PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                           BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #067          273        96        23600                                                  153282
CRC #068          273        97        23601                                                  153283
CRC #069          273        98        23602                                                  153284
CRC #070          273        99        23603                                                  153285
CRC #071          273        100       23604                                                  153286
CRC #072          273        101       23605                                                  153287
CRC #073          273        102       23606                                                  153288
CRC #074          273        103       23607                                                  153289
CRC #075          273        104       23608                                                  153290
CRC #076          273        105       23609                                                  153291
CRC #077          273        106       23610                                                  153292
CRC #078          273        107       23611                                                  153293
CRC #079          273        108       23612                                                  153294
CRC #086          273        115       23619                                                  153301
CRC #086                                       348             43             64278           246241
FRACTION
CRC #087                                       348             45             64279           246242
CRC #087          273        116       23620                                                  153302
CRC #088          273        117       23621   348             47             64280           153303
CRC #089          273        118       23622                                                  153304
CRC #090          273        119       23623                                                  153305
CRC #091          273        120       23624                                                  153306
CRC #092          273        121       23625                                                  153307
CRC #093          273        122       23626                                                  153308
CRC #094          273        123       23627                                                  153309
CRC #095          273        124       23628                                                  153310
CRC #096          273        125       23629                                                  153311
CRC #097          273        126       23630                                                  153312
CRC #098          273        127       23631                                                  153313
CRC #099          273        128       23632                                                  153314
CRC #100          273        129       23633                                                  153315
CRC #101          273        130       23634                                                  153316
CRC #102          273        131       23635                                                  153317
CRC #103          273        132       23636                                                  153318
CRC #104          273        133       23637                                                  153319
CRC #105          273        134       23638                                                  153320
CRC #106          273        135       23639                                                  153321
CRC #107          273        136       23640                                                  153322
CRC #116          273        145       23649   348             49             64281           153331
CRC #117          273        146       23650   348             51             64282           153332
CRC #118          273        147       23651                                                  153333
CRC #119          273        148       23652                                                  153334
CRC #120          273        149       23653                                                  153335
CRC #121          273        150       23654                                                  153336
CRC #122          273        151       23655                                                  153337
CRC #123          273        152       23656                                                  153338
CRC #124          273        153       23657                                                  153339
CRC #125          273        154       23658                                                  153340
CRC #126          273        155       23659                                                  153341
CRC #127          273        156       23660                                                  153342
CRC #128          273        157       23661                                                  153343
CRC #129          273        158       23662                                                  153344
CRC #130          273        159       23663                                                  153345
CRC #131          273        160       23664                                                  153346
CRC #132          273        161       23665                                                  153347
CRC #133          273        162       23666                                                  153348
CRC #134          273        163       23667                                                  153349
CRC #135          273        164       23668                                                  153350
CRC #136          273        165       23669                                                  153351
CRC #180          287        319       31660                                                  172554
CRC #181          287        320       31661                                                  172555


                                                                                                  70

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #182         287        321       31662                                                  172556
CRC #183         287        322       31663                                                  172557
CRC #184         287        323       31664                                                  172558
CRC #185         287        324       31665                                                  172559
CRC #186         287        325       31666                                                  172560
CRC #187         287        326       31667                                                  172561
CRC #188         287        327       31668                                                  172562
CRC #189         287        328       31669                                                  172563
CRC #190         287        329       31670                                                  172564
CRC #191         287        330       31671                                                  172565
CRC #192         287        331       31672                                                  172566
CRC #193         287        332       31673                                                  172567
CRC #194         287        333       31674                                                  172568
CRC #195         287        334       31675                                                  172569
CRC #196         287        335       31676                                                  172570
CRC #197         287        336       31677                                                  172571
CRC #198         287        337       31678                                                  172572
CRC #199         287        338       31679                                                  172573
CRC #200         287        339       31680                                                  172574
CRC #201         287        340       31681                                                  172575
CRC #202         287        341       31682                                                  172576
CRC #203         287        342       31683                                                  172577
CRC #204         287        343       31684                                                  172578
CRC #205         287        344       31685                                                  172579
CRC #206         287        345       31686                                                  172580
CRC #207         287        346       31687                                                  172581
CRC #208         287        347       31688                                                  172582
CRC #209         287        348       31689                                                  172583
CRC #210         287        349       31690                                                  172584
CRC #211         287        350       31691                                                  172585
CRC #212         287        351       31692                                                  172586
CRC #213         287        352       31693                                                  172587
CRC #214         287        353       31694                                                  172588
CRC #215         287        354       31695                                                  172589
CRC #216         287        355       31696                                                  172590
CRC #217         287        356       31697                                                  172591
CRC #218         287        357       31698                                                  172592
CRC #219         287        358       31699                                                  172593
CRC #220         287        359       31700                                                  172594
CRC #228         287        367       31708                                                  172602
CRC #229         287        368       31709                                                  172603
CRC #230         287        369       31710                                                  172604
CRC #231         287        370       31711                                                  172605
CRC #232         287        371       31712                                                  172606
CRC #233         287        372       31713                                                  172607
CRC #234         287        373       31714                                                  172608
CRC #235         287        374       31715                                                  172609
CRC #236         287        375       31716                                                  172610
CRC #248         287        387       31728                                                  172622
CRC #249         287        388       31729                                                  172623
CRC #250         287        389       31730                                                  172624
CRC #251         287        390       31731                                                  172625
CRC #252         287        391       31732                                                  172626
CRC #253         287        392       31733                                                  172627
CRC #254         287        393       31734                                                  172628
CRC #255         287        394       31735                                                  172629
CRC #257         287        396       31737                                                  172631
CRC #258         287        397       31738                                                  172632
CRC #259         287        398       31739                                                  172633
CRC #260         327        428       53531                                                  222761
CRC #261         327        429       53532                                                  222762


                                                                                                  71

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #262         327        430       53533                                                  222753
CRC #263         327        431       53534                                                  222754
CRC #264         327        432       53535                                                  222755
CRC #265         327        433       53536                                                  222756
CRC #266         327        434       53537                                                  222757
CRC #267         327        435       53538                                                  222758
CRC #268         327        436       53539                                                  222759
CRC #269         327        437       53540                                                  222760
CRC #270         327        438       53541                                                  222761
CRC #271         327        439       53542                                                  222762
CRC #272         327        440       53543                                                  222763
CRC #273         327        441       53544                                                  222764
CRC #274         327        442       53545                                                  222765
CRC #275         327        443       53546                                                  222766
CRC #276         327        444       53547                                                  222767
CRC #277         327        445       53548                                                  222768
CRC #278         327        446       53549                                                  222769
CRC #279         327        447       53550                                                  222770
CRC #280         327        448       53551                                                  222771
CRC #281         327        449       53552                                                  222772
CRC #282         327        450       53553                                                  222773
CRC #283         327        451       53554                                                  222774
CRC #284         327        452       53555                                                  222775
CRC #285         327        453       53556                                                  222776
CRC #286         327        454       53557                                                  222777
CRC #287         420        247       102054                                                 296201
CRC #288         420        248       102055                                                 296202
CRC #289         420        249       102056                                                 296203
CRC #290         420        250       102057                                                 296204
CRC #291         420        251       102058                                                 296205
CRC #292         420        252       102059                                                 296206
CRC #293         420        253       102060                                                 296207
CRC #294         420        254       102061                                                 296208
CRC #295         420        255       102062                                                 296209
CRC #296         420        256       102063                                                 296210
CRC #297         420        257       102064                                                 296211
CRC #298         420        258       102065                                                 296212
CRC #299         420        259       102066                                                 296213
CRC #300         420        260       102067                                                 296214
CRC #301         420        261       102068                                                 296215
CRC #302         420        262       102069                                                 296216
CRC #303         420        263       102070                                                 296217
CRC #304         420        264       102071                                                 296218
CRC #305         420        265       102072                                                 296219
CRC #306         420        266       102073                                                 296220
CRC #307         420        267       102074                                                 296221
CRC #308         420        268       102075                                                 296222
CRC #309                              418800                                                 770840
CRC #310                              418801                                                 770841
CRC #311                              418802                                                 770842
CRC #312                              418803                                                 770843
CRC #313                              418804                                                 770844
CRC #314                              418805                                                 770845
CRC #315                              418806                                                 770846
CRC #316                              418807                                                 770847
CRC #317                              418808                                                 770848
CRC #318                              418809                                                 770849
CRC #319                              418810                                                 770850
CRC #320                              418811                                                 770851
CRC #321                              418812                                                 770852
CRC #322                              418813                                                 770853



                                                                                                 72

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #323                              418814                                                 770854
CRC #324                              418815                                                 770855
CRC #325                              418816                                                 770856
CRC #326                              418817                                                 770857
CRC #327                              418818                                                 770858
CRC #328                              418819                                                 770869
CRC #329                              418820                                                 770860
CRC #330                              418821                                                 770861
CRC #331                              418822                                                 770862
CRC #332                              418823                                                 770863
CRC #333                              418824                                                 770864
CRC #334                              418825                                                 770865
CRC #335                              418826                                                 770866
CRC #336                              418827                                                 770867
CRC #337                              418828                                                 770868
CRC #338                              418829                                                 770869
CRC #339                              418830                                                 770870
CRC #340                              418831                                                 770871
CRC #341                              418832                                                 770872
CRC #342                              418833                                                 770873
CRC #343                              418834                                                 770874
CRC #344                              418835                                                 770875
CRC #345                              418836                                                 770876
CRC #346                              418837                                                 770877
CRC #347                              418838                                                 770878
CRC #348                              418839                                                 770879
CRC #349                              418840                                                 770880
CRC #350                              418841                                                 770881
CRC #351                              418842                                                 770882
CRC #352                              418843                                                 770883
CRC #353                              418844                                                 770884
CRC #354                              418845                                                 770885
CRC #355                              418846                                                 770886
CRC #356                              418847                                                 770887
CRC #357                              418848                                                 770888
CRC #358                              418849                                                 770889
CRC #359                              418850                                                 770890
CRC #360                              418851                                                 770891
CRC #361                              418852                                                 770892
CRC #362                              418853                                                 770893
CRC #363                              418854                                                 770894
CRC #364                              418855                                                 770895
CRC #365                              418856                                                 770896
CRC #366                              418857                                                 770897
CRC #367                              418858                                                 770898
CRC #368                              418859                                                 770899
CRC #369                              418860                                                 770900
CRC #370                              418861                                                 770901
CRC #371                              418862                                                 770902
CRC #372                              418863                                                 770903
CRC #373                              418864                                                 770904
CRC #374                              418865                                                 770905
CRC #375                              418866                                                 770906
CRC #376                              418867                                                 770907
CRC #377                              418868                                                 770908
CRC #378                              418869                                                 770909
CRC #379                              418870                                                 770910
CRC #380                              418871                                                 770911
CRC #381                              418872                                                 770912
CRC #382                              418873                                                 770913
CRC #383                              418874                                                 770914


                                                                                                 73

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #384                              418875                                                 770915
CRC #385                              418876                                                 770916
CRC #386                              418877                                                 770917
CRC #387                              418878                                                 770918
CRC #388                              418879                                                 770919
CRC #389                              418880                                                 770920
CRC #390                              418881                                                 770921
CRC #391                              418882                                                 770922
CRC #392                              418883                                                 770923
CRC #393                              418884                                                 770924
CRC #394                              418885                                                 770925
CRC #395                              418886                                                 770926
CRC #396                              418887                                                 770927
CRC #397                              418888                                                 770928
CRC #398                              418889                                                 770929
CRC #399                              418890                                                 770930
CRC #400                              418891                                                 770931
CRC #401                              418892                                                 770932
CRC #402                              418893                                                 770933
CRC #403                              418894                                                 770934
CRC #404                              418895                                                 770935
CRC #405                              418896                                                 770936
CRC #406                              418897                                                 770937
CRC #407                              418898                                                 770938
CRC #408                              418899                                                 770939
CRC #409                              418900                                                 770940
CRC #410                              418901                                                 770941
CRC #411                              418902                                                 770942
CRC #412                              418903                                                 770943
CRC #413                              418904                                                 770944
CRC #414                              418905                                                 770945
CRC #415                              418906                                                 770946
CRC #416                              418907                                                 770947
CRC #417                              418908                                                 770948
CRC #418                              418909                                                 770949
CRC #419                              418910                                                 770950
CRC #420                              418911                                                 770951
CRC #421                              418912                                                 770952
CRC #422                              418913                                                 770953
CRC #423                              418914                                                 770954
CRC #424                              418915                                                 770955
CRC #425                              418916                                                 770956
CRC #426                              418917                                                 770957
CRC #427                              418918                                                 770958
CRC #428                              418919                                                 770959
CRC #429                              418920                                                 770960
CRC #430                              418921                                                 770961
CRC #431                              418922                                                 770962
CRC #432                              418923                                                 770963
CRC #433                              418924                                                 770964
CRC #434                              418925                                                 770965
CRC #435                              418926                                                 770966
CRC #436                              418927                                                 770967
CRC #437                              418928                                                 770968
CRC #438                              418929                                                 770969
CRC #439                              418930                                                 770970
CRC #440                              418931                                                 770971
CRC #441                              418932                                                 770972
CRC #442                              418933                                                 770973
CRC #443                              418934                                                 770974
CRC #444                              418935                                                 770975


                                                                                                 74

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #445                              418936                                                 770976
CRC #446                              418937                                                 770977
CRC #447                              418938                                                 770978
CRC #448                              418939                                                 770979
CRC #449                              418940                                                 770980
CRC #450                              418941                                                 770981
CRC #451                              418942                                                 770982
CRC #452                              418943                                                 770983
CRC #453                              418944                                                 770984
CRC #454                              418945                                                 770985
CRC #455                              418946                                                 770986
CRC #456                              418947                                                 770987
CRC #457                              418948                                                 770988
CRC #458                              418949                                                 770989
CRC #459                              418950                                                 770990
CRC #460                              418951                                                 770991
CRC #461                              418952                                                 770992
CRC #462                              418953                                                 770993
CRC #463                              418954                                                 770994
CRC #464                              418955                                                 770995
CRC #465                              418956                                                 770996
CRC #466                              418957                                                 770997
CRC #467                              418958                                                 770998
CRC #468                              418959                                                 770999
CRC #469                              418960                                                 771000
CRC #470                              418961                                                 771001
CRC #471                              418962                                                 771002
CRC #472                              418963                                                 771003
CRC #473                              418964                                                 771004
CRC #474                              418965                                                 771005
CRC #475                              418966                                                 771006
CRC #476                              418967                                                 771007
CRC #477                              418968                                                 771008
CRC #478                              418969                                                 771009
CRC #479                              418970                                                 771010
CRC #480                              418971                                                 771011
CRC #481                              418972                                                 771012
CRC #482                              418973                                                 771013
CRC #483                              418974                                                 771014
CRC #484                              418975                                                 771015
CRC #485                              418976                                                 771016
CRC #486                              418977                                                 771017
CRC #487                              418978                                                 771018
CRC #488                              418979                                                 771019
CRC #489                              418980                                                 771020
CRC #490                              418981                                                 771021
CRC #491                              418982                                                 771022
CRC #492                              418983                                                 771023
CRC #493                              418984                                                 771024
CRC #494                              418985                                                 771025
CRC #495                              418986                                                 771026
CRC #496                              418987                                                 771027
CRC #497                              418988                                                 771028
CRC #498                              418989                                                 771029
CRC #499                              418990                                                 771030
CRC #500                              418991                                                 771031
CRC #501                              418992                                                 771032
CRC #502                              418993                                                 771033
CRC #503                              418994                                                 771034
CRC #504                              418995                                                 771035
CRC #505                              418996                                                 771036


                                                                                                 75

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #506                              418997                                                 771037
CRC #507                              418998                                                 771038
CRC #508                              418999                                                 771039
CRC #509                              419000                                                 771040
CRC #510                              419001                                                 771041
CRC #511                              419002                                                 771042
CRC #512                              419003                                                 771043
CRC #513                              419004                                                 771044
CRC #514                              419005                                                 771045
CRC #515                              419006                                                 771046
CRC #516                              419007                                                 771047
CRC #517                              419008                                                 771048
CRC #518                              419009                                                 771049
CRC #519                              419010                                                 771050
CRC #520                              419011                                                 771051
CRC #521                              419012                                                 771052
CRC #522                              419013                                                 771053
CRC #523                              419014                                                 771054
CRC #524                              419015                                                 771055
CRC #526                              419016                                                 771056
CRC #527                              419017                                                 771057
CRC #528                              419018                                                 771058
CRC #529                              419019                                                 771059
CRC #530                              419020                                                 771060
CRC #531                              419021                                                 771061
CRC #533                              419022                                                 771062
CRC #534                              419023                                                 771063
CRC #535                              419024                                                 771064
CRC #536                              419025                                                 771065
CRC #537                              419026                                                 771066
CRC #538                              419027                                                 771067
CRC #539                              419028                                                 771068
CRC #540                              419029                                                 771069
CRC #541                              419030                                                 771070
CRC #542                              419031                                                 771071
CRC #543                              419032                                                 771072
CRC #544                              419033                                                 771073
CRC #545                              419034                                                 771074
CRC #546                              419035                                                 771075
CRC #547                              419036                                                 771076
CRC #548                              419037                                                 771077
CRC #549                              419038                                                 771078
CRC #550                              419039                                                 771079
CRC #551                              419040                                                 771080
CRC #552                              419041                                                 771081
CRC #553                              419042                                                 771082
CRC #554                              419043                                                 771083
CRC #555                              419044                                                 771084
CRC #556                              419045                                                 771085
CRC #557                              419046                                                 771086
CRC #558                              419047                                                 771087
CRC #559                              419048                                                 771088
CRC #560                              419049                                                 771089
CRC #561                              419050                                                 771090
CRC #562                              419051                                                 771091
CRC #563                              419052                                                 771092
CRC #564                              419053                                                 771093
CRC #565                              419054                                                 771094
CRC #566                              419055                                                 771095
CRC #567                              419056                                                 771096
CRC #568                              419057                                                 771097


                                                                                                 76

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #569                              419058                                                 771098
CRC #570                              419059                                                 771099
CRC #571                              419060                                                 771100
CRC #572                              419061                                                 771101
CRC #573                              419062                                                 771102
CRC #574                              419063                                                 771103
CRC #575                              419064                                                 771104
CRC #576                              419065                                                 771105
CRC #577                              419066                                                 771106
CRC #578                              419067                                                 771107
CRC #579                              419068                                                 771108
CRC #580                              419069                                                 771109
CRC #581                              419070                                                 771110
CRC #582                              419071                                                 771111
CRC #583                              419072                                                 771112
CRC #584                              419073                                                 771113
CRC #585                              419074                                                 771114
CRC #586                              419075                                                 771115
CRC #587                              419076                                                 771116
CRC #588                              419077                                                 771117
CRC #589                              419078                                                 771118
CRC #590                              419079                                                 771119
CRC #591                              419080                                                 771120
CRC #592                              419081                                                 771121
CRC #593                              419082                                                 771122
CRC #594                              419083                                                 771123
CRC #595                              419084                                                 771124
CRC #596                              419085                                                 771125
CRC #597                              419086                                                 771126
CRC #598                              419087                                                 771127
CRC #599                              419088                                                 771128
CRC #600                              419089                                                 771129
CRC #601                              419090                                                 771130
CRC #602                              419091                                                 771131
CRC #603                              419092                                                 771132
CRC #604                              419093                                                 771133
CRC #605                              419094                                                 771134
CRC #606                              419095                                                 771135
CRC #607                              419096                                                 771136
CRC #608                              419097                                                 771137
CRC #609                              419098                                                 771138
CRC #610                              419099                                                 771139
CRC #611                              419100                                                 771140
CRC #612                              419101                                                 771141
CRC #613                              419102                                                 771142
CRC #614                              419103                                                 771143
CRC #615                              419104                                                 771144
CRC #616                              419105                                                 771145
CRC #617                              419106                                                 771146
CRC #618                              419107                                                 771147
CRC #619                              419108                                                 771148
CRC #620                              419109                                                 771149
CRC #621                              419110                                                 771150
CRC #622                              419111                                                 771151
CRC #623                              419112                                                 771152
CRC #624                              419113                                                 771153
CRC #625                              419114                                                 771154
CRC #626                              419115                                                 771155
CRC #627                              419116                                                 771156
CRC #628                              419117                                                 771157
CRC #629                              419118                                                 771158


                                                                                                 77

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #630                              419119                                                 771159
CRC #631                              419120                                                 771160
CRC #632                              419121                                                 771161
CRC #633                              419122                                                 771162
CRC #634                              419123                                                 771163
CRC #635                              419124                                                 771164
CRC #636                              419125                                                 771165
CRC #637                              419126                                                 771166
CRC #638                              419127                                                 771167
CRC #639                              419128                                                 771168
CRC #640                              419129                                                 771169
CRC #641                              419130                                                 771170
CRC #642                              419131                                                 771171
CRC #643                              419132                                                 771172
CRC #644                              419133                                                 771173
CRC #645                              419134                                                 771174
CRC #646                              419135                                                 771175
CRC #647                              419136                                                 771176
CRC #648                              419137                                                 771177
CRC #649                              419138                                                 771178
CRC #650                              419139                                                 771179
CRC #651                              419140                                                 771180
CRC #652                              419141                                                 771181
CRC #653                              419142                                                 771182
CRC #654                              419143                                                 771183
CRC #655                              419144                                                 771184
CRC #656                              419145                                                 771185
CRC #657                              419146                                                 771186
CRC #658                              419147                                                 771187
CRC #659                              419148                                                 771188
CRC #660                              419149                                                 771189
CRC #661                              419150                                                 771190
CRC #662                              419151                                                 771191
CRC #663                              419152                                                 771192
CRC #664                              419153                                                 771193
CRC #665                              419154                                                 771194
CRC #666                              419155                                                 771195
CRC #667                              419156                                                 771196
CRC #668                              419157                                                 771197
CRC #669                              419158                                                 771198
CRC #670                              419159                                                 771199
CRC #671                              419160                                                 771200
CRC #672                              419161                                                 771201
CRC #673                              419162                                                 771202
CRC #674                              419163                                                 771203
CRC #675                              419164                                                 771204
CRC #676                              419165                                                 771205
CRC #677                              419166                                                 771206
CRC #678                              419167                                                 771207
CRC #679                              419168                                                 771208
CRC #680                              419169                                                 771209
CRC #681                              419170                                                 771210
CRC #682                              419171                                                 771211
CRC #683                              419172                                                 771212
CRC #684                              419173                                                 771213
CRC #685                              419174                                                 771214
CRC #686                              419175                                                 771215
CRC #687                              419176                                                 771216
CRC #688                              419177                                                 771217
CRC #689                              419178                                                 771218
CRC #690                              419179                                                 771219

                                                                                                 78

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRC #691                              419180                                                 771220
CRC #692                              419181                                                 771221
CRC #693                              419182                                                 771222
CRC #694                              419183                                                 771223
CRC #695                              419184                                                 771224
CRC #696                              419185                                                 771225
CRC #697                              419186                                                 771226
CRC #698                              419187                                                 771227
CRC #699                              419188                                                 771228
CRC #700                              419189                                                 771229
CRC #701                              419190                                                 771230
CRC #702                              419191                                                 771231
CRC #703                              419192                                                 771232
CRC #704                              419193                                                 771233
CRC #705                              419194                                                 771234
CRC #706                              419195                                                 771235
CRC #707                              419196                                                 771236
CRC #708                              419197                                                 771237
CRC #709                              419198                                                 771238
CRC #710                              419199                                                 771239
CRC #711                              419200                                                 771240
CRC #712                              419201                                                 771241
CRC #713                              419202                                                 771242
CRC #714                              419203                                                 771243
CRC #715                              419204                                                 771244
CRC #716                              419205                                                 771245
CRC #717                              419206                                                 771246
CRC #718                              419207                                                 771247
CRC #720                              419209                                                 771249
CRC #722                              419211                                                 771251
CRC #724                              419213                                                 771253
CRC #726                              419215                                                 771255
CRC #727                              419216                                                 771256
CRC #728                              419217                                                 771257
CRC #729                              419218                                                 771258
CRC #730                              419219                                                 771259
CRC #731                              419220                                                 771260
CRC #732                              419221                                                 771261
CRC #733                              419222                                                 771262
CRC #734                              419223                                                 771263
CRC #735                              419224                                                 771264
CRC #740                              419229                                                 771269
CRC #741                              419230                                                 771270
CRC #742                              419231                                                 771271
CRC #743                              419232                                                 771272
CRC #744                              419233                                                 771273
CRF #227                              530275                                                 828153
CRF #237                              530276                                                 828154
CRF #238                              530277                                                 828155
CRF #247                              530278                                                 828156
CRX #001         273        198       23703                                                  153102
CRX #002         273        199       23704                                                  153103
CRX #003         273        200       23705                                                  153104
CRX #004         273        201       23706                                                  153105
CRX #005         273        202       23707                                                  153106
CRX #006         273        203       23708                                                  153107
CRX #007         273        204       23709                                                  153108
CRX #008         273        205       23710                                                  153109
CRX #009         273        206       23711                                                  153110
CRX #010         273        207       23712                                                  153111
CRX #011         273        208       23713                                                  153112


                                                                                                 79

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRX #012         273        209       23714                                                  153113
CRX #013         273        210       23715                                                  153114
CRX #014         273        211       23716                                                  153115
CRX #015         273        212       23717                                                  153116
CRX #016         273        213       23718                                                  153117
CRX #017         273        214       23719                                                  153118
CRX #018         273        215       23720                                                  153119
CRX #019         273        216       23721                                                  153120
CRX #020         273        217       23722                                                  153121
CRX #021         273        218       23723                                                  153122
CRX #022         273        219       23724                                                  153123
CRX #023         273        220       23725                                                  153124
CRX #024         273        221       23726                                                  153125
CRX #025         273        222       23727                                                  153126
CRX #026         273        223       23728                                                  153127
CRX #027         273        224       23729                                                  153128
CRX #028         273        225       23730                                                  153129
CRX #029         273        226       23731                                                  153130
CRX #030         273        227       23732                                                  153131
CRX #031         273        228       23733                                                  153132
CRX #032         273        229       23734                                                  153133
CRX #033         273        230       23735                                                  153134
CRX #034         273        231       23736                                                  153135
CRX #035         273        232       23737                                                  153136
CRX #036         273        233       23738                                                  153137
CRX #037         287        317       31658                                                  172553
CRX #038         273        235       23740                                                  153139
CRX #039         273        236       23741                                                  153140
CRX #040         273        237       23742                                                  153141
CRX #041         273        238       23743   329             304             54569          153142
CRX #042         273        239       23744   329             305             54570          153143
CRX #043         273        240       23745   329             306             54571          153144
CRX #044         273        241       23746   329             307             54572          153145
CRX #045         273        242       23747   329             308             54573          153146
CRX #046         273        243       23748   329             309             54574          153147
CRX #047         273        244       23749   329             310             54575          153148
CRX #048         273        245       23750   329             311             54576          153149
CRX #049         273        246       23751   329             312             54577          153150
CRX #050         273        247       23752   329             313             64578          153151
CRX #051         273        248       23753   329             314             54579          153152
CRX #052         273        249       23754   329             315             54580          153153
CRX #053         273        250       23755   329             316             54581          153154
CRX #054         273        251       23756   329             317             54582          153155
CRX #055         273        252       23757                                                  153156
CRX #056         273        253       23758                                                  153157
CRX #057         273        254       23759                                                  153158
CRX #058         273        255       23760                                                  153159
CRX #059         273        256       23761                                                  153160
CRX #060         273        257       23762                                                  153161
CRX #061         273        258       23763                                                  153162
CRX #062         273        259       23764                                                  153163
CRX #063         273        260       23765                                                  153164
CRX #064         273        261       23766                                                  153165
CRX #065         273        262       23767                                                  153166
CRX #066         273        263       23768                                                  153167
CRX #067         273        264       23769                                                  153168
CRX #068         273        265       23770                                                  153169
CRX #069         273        266       23771                                                  153170
CRX #070         273        267       23772                                                  153171
CRX #071         273        268       23773                                                  153172
CRX #072         273        269       23774                                                  153173


                                                                                                 80

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRX #073          273        270       23775                                                  153174
CRX #074          273        271       23776                                                  163175
CRX #075          273        272       23777                                                  153176
CRX #076          273        273       23778                                                  153177
CRX #077          273        274       23779                                                  153178
CRX #078          273        275       23780                                                  153179
CRX #079          273        276       23781                                                  153180
CRX #080          273        277       23782                                                  153181
CRX #081          273        278       23783                                                  153182
CRX #082          273        279       23784                                                  153183
CRX #087          273        284       23789                                                  153188
CRX #088          273        285       23790                                                  153189
CRX #089          273        286       23791                                                  153190
CRX #090          273        287       23792                                                  153191
CRX #094          273        291       23796                                                  153195
CRX #095          273        292       23797                                                  153196
CRX #096          273        293       23798                                                  153197
CRX #097          273        294       23799                                                  153198
CRX #098          273        295       23800   329             318            54583           153199
CRX #099          273        296       23801   329             319            54584           153200
CRX #100          273        297       23802   329             320            54585           153201
CRX #101          273        298       23803   329             321            54586           153202
CRX #102          273        299       23804   329             322            54587           153203
CRX #125          273        300       23805                                                  153204
CRX #126          273        301       23806                                                  153205
CRX #127          273        302       23807                                                  153206
CRX #128          273        303       23808                                                  153207
CRX #129          273        304       23809   329             323            54588           153208
CRX #130          273        305       23810   329             324            54589           153209
CRX #131          273        306       23811   329             325            54590           153210
CRX #132          273        307       23812   329             326            54591           153211
CRX #133          273        308       23813   329             327            54592           153212
CRX #134          273        309       23814   329             328            54593           153213
CRX #135          273        310       23815   329             329            54594           153214
CRX #136          273        311       23816                                                  153215
CRX #141          284        415       30110                                                  172491
CRX #142          284        416       30111                                                  172492
CRX #143          284        417       30112                                                  172493
CRX #144          284        418       30113                                                  172494
CRX #145          284        419       30114                                                  172495
CRX #146          284        420       30115                                                  172496
CRX #147          284        421       30116                                                  172497
CRX #148          284        422       30117                                                  172498
CRX #149          284        423       30118                                                  172499
CRX #150          284        424       30119                                                  172500
CRX #151          284        425       30120                                                  172501
CRX #152          284        426       30121                                                  172502
CRX #153          284        427       30122                                                  172503
CRX #154          284        428       30123                                                  172504
CRX #155          284        429       30124                                                  172505
CRX #156          284        430       30125                                                  172506
CRX #157          284        431       30126                                                  172507
CRX #158          284        432       30127                                                  172508
CRX #159          284        433       30128                                                  172509
CRX #160          302        74        39857                                                  191458
FRACTION
CRX #161          302        75        39858                                                  191459
CRX #162          302        76        39859                                                  191460
CRX #163          302        77        39860                                                  191461
CRX #164          302        78        39861                                                  191462
CRX #165          302        79        39862                                                  191463


                                                                                                  81

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
CRX #167          302        80        39863                                                  191464
FRACTION
CRX #168          302        81        39864                                                  191465
CRX #169          302        82        39865                                                  191466
CRX #170          302        83        39866                                                  191467
CRX #171          302        84        39867                                                  191468
CRX #172          302        85        39868                                                  191469
CRX #173          302        86        39869                                                  191470
FRACTION
CRX #174          302        87        39870                                                  191471
CRX #175          302        88        39871                                                  191472
CRX #176          302        89        39872                                                  191473
CRX #177          302        90        39873                                                  191474
CRX #178          302        91        39874                                                  191475
CRX #179          302        92        39875                                                  191476
CRX #180          302        93        39876                                                  191477
CRX #181          302        94        39877                                                  191478
CRX #182          302        95        39878                                                  191479
CRX #183          302        96        39879                                                  191480
FRACTION
CRX #184          302        97        39880                                                  191481
CRX #185          302        98        39881                                                  191482
CRX #186          302        99        39882                                                  191483
FRACTION
CRX #188          302        100       39883                                                  191484
FRACTION
CRX #189          302        101       39884                                                  191485
FRACTION
CRX #190          302        102       39885                                                  191486
CRX #191          302        103       39886                                                  191487
CRX #192          302        104       39887                                                  191488
CRX #193          302        105       39888                                                  191489
CRX #194          302        106       39889                                                  191490
CRX #195          302        107       39890                                                  191491
CRX #196          302        108       39891                                                  191492
CRX #197          302        109       39892                                                  191493
CRX #198          302        110       39893                                                  191494
CRX #1F                                320852                                                 667031
CRX #200          302        112       39895                                                  191496
CRX #201          302        113       39896                                                  191497
CRX #202          302        114       39897                                                  191498
CRX #203          328        488       54163                                                  225073
CRX #204          328        489       54164                                                  225074
CRX #205          328        490       54165                                                  225075
CRX #206          328        491       54166                                                  225076
CRX #207          328        492       54167                                                  225077
CRX #208          328        493       54168                                                  225078
CRX #209          328        494       54169                                                  225079
CRX #210          328        495       54170                                                  225080
CRX #211          328        496       54171                                                  225081
CRX #212          328        497       54172                                                  225082
CRX #213          368        34        74324                                                  262318
CRX #214          368        35        74325                                                  262319
CRX #215          368        36        74326                                                  262320
CRX #216          368        37        74327                                                  262321
CRX #217          368        38        74328                                                  262322
CRX #218          368        39        74329                                                  262323
CRX #219          368        40        74330                                                  262324
CRX #220          368        41        74331                                                  262325
CRX #221          368        42        74332                                                  262326
CRX #222          368        43        74333                                                  262327


                                                                                                  82

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
FRACTION
CRX #223            368       44        74334                                                  262328
CRX #224            368       45        74335                                                  262329
CRX #225            368       46        74336                                                  262330
CRX #226            368       47        74337                                                  262331
CRX #227            368       48        74338                                                  262332
CRX #228            368       49        74339                                                  262333
CRX #229            368       50        74340                                                  262334
CRX #230            368       51        74341                                                  262335
CRX #231            368       52        74342                                                  262336
CRX #232            368       53        74343                                                  262337
CRX #233            368       54        74344                                                  262338
CRX #234            368       55        74345                                                  262339
CRX #235            368       56        74346                                                  262340
CRX #236            368       57        74347                                                  262341
CRX #237            368       58        74348                                                  262342
FRACTION
CRX #238            368       59        74349                                                  262343
CRX #239            368       60        74350                                                  262344
CRX #240            368       61        74351                                                  262345
CRX #241            368       62        74352                                                  262346
CRX #242            368       63        74353                                                  262347
CRX #243            430       303       107546                                                 302727
DAISY               14        464       14469    57             354             2195           106555
FRACTION
DAYLIGHT            C         77        14688    20             315             17759          106556
DEER RUN # 1        190       313       52251                                                  96321
E SUNNYSIDE         18        14        13617    68             59              7930           106558
EXT.
E SUNNYSIDE         18        12        13616    68             60              7931           106557
EXT. #1
EMPIRE              34        347       6807                                                   106559
EMPIRE #1           34        347       6807                                                   106560
EMPIRE              34        347       6807                                                   106561
FRACTION
EUREKA              478       605                                                              336669
EVENING             25        27        20882    67             74              2550           106562
FRACTION
G.H. #126           515       357       153264                                                 358360
G.H. #127           515       358       153265                                                 358361
G.H. #128           515       359       153266                                                 358362
G.H. #129           515       360       153267                                                 358363
G.H. #131           515       362       153269                                                 358365
G.H. #132           515       363       153270                                                 358366
G.H. #133           515       364       153271                                                 358367
G.H. #134           515       365       153272                                                 358368
G.H. #135           515       366       153273                                                 358369
G.H. #136           515       367       153274                                                 358370
G.H. #137           515       368       153275                                                 358371
G.H. #138           515       369       153276                                                 358372
G.H. #139           515       370       153277                                                 358373
G.H. #140           515       371       153278                                                 358374
G.H. #141           515       372       153279                                                 358375
G.H. #142           515       373       153280                                                 358376
G.H. #143           515       374       153281                                                 358377
G.H. #144           515       375       153282                                                 358378
G.H. #160           538       260       164553                                                 371247
G.H. #161           538       261       164554                                                 371248
G.H. #162           538       262       164555                                                 371249
G.H. #163           538       263       164556                                                 371250
G.H. #164           538       264       164557                                                 371251


                                                                                                   83

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
G.H. #165        538        265       164558                                                 371252
G.H. #166        538        266       164559                                                 371253
G.H. #167        538        267       164560                                                 371254
G.H. #168        538        268       164561                                                 371255
G.H. #169        538        269       164562                                                 371256
G.H. #170        538        270       164563                                                 371257
G.H. #171        538        271       164564                                                 371258
G.H. #174        538        274       164567                                                 371261
G.H. #175        538        275       164568                                                 371262
G.H. #176        538        276       164569                                                 371263
G.H. #177        538        277       164570                                                 371264
G.H. #178        538        278       164571                                                 371265
G.H. #179        538        279       164572                                                 371266
G.H. #180        538        280       164573                                                 371267
G.H. #181        538        281       164574                                                 371268
G.H. #182        538        282       164575                                                 371269
G.H. #183        538        283       164576                                                 371270
G.H. #184        538        284       164577                                                 371271
G.H. #185        538        285       164578                                                 371272
G.H. #186        538        286       164579                                                 371273
G.H. #187        538        287       164580                                                 371274
G.H. #188        538        288       164581                                                 371275
G.H. #191        538        291       164584                                                 371278
G.H. #192        538        292       164585                                                 371279
G.H. #205        538        305       164598                                                 371292
G.H. #206        538        306       164599                                                 371293
G.H. #207        538        307       164600                                                 371294
G.H. #208        538        308       164601                                                 371295
G.H. #209        538        309       164602                                                 371296
G.H. #210        538        310       164603                                                 371297
G.H. #211        538        311       164604                                                 371298
G.H. #212        538        312       164605                                                 371299
G.H. #213        538        313       164606                                                 371300
G.H. #214        538        314       164607                                                 371301
G.H. #215        538        315       164608                                                 371302
G.H. #216        538        316       164609                                                 371303
G.H. #217        538        317       164610                                                 371304
G.H. #218        538        318       164611                                                 371305
G.H. #219        538        319       164612                                                 371306
G.H. #220        538        320       164613                                                 371307
G.H. #221        538        321       164614                                                 371308
G.H. #228        538        327       164620                                                 371314
G.H. #229        538        328       164621                                                 371315
G.H. #241        538        340       164633                                                 371327
G.H. #242        538        341       164634                                                 371328
G.H. #243        538        342       164635                                                 371329
G.H. #244        538        343       164636                                                 371330
G.H. #245        538        344       164637                                                 371331
G.H. #246        538        345       164638                                                 371332
G.H. #247        538        346       164639                                                 371333
G.H. #248        538        347       164640                                                 371334
G.H. #249        538        348       164641                                                 371335
G.H. #250        538        349       164642                                                 371336
G.H. #251        538        350       164643                                                 371337
G.H. #252        538        351       164644                                                 371338
G.H. #253        538        352       164645                                                 371339
G.H. #254        538        353       164646                                                 371340
G.H. #255        538        354       164647                                                 371341
G.H. #256        538        355       164648                                                 371342
G.H. #257        538        356       164649                                                 371343
G.H. #258        538        357       164650                                                 371344


                                                                                                 84

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
G.H. #259        538        358       164651                                                 371345
G.H. #266        538        365       164658                                                 371352
G.H. #267        538        366       164659                                                 371353
G.H. #268        538        367       164660                                                 371354
G.H. #269        538        368       164661                                                 371355
G.H. #270        538        369       164662                                                 371356
G.H. #271        538        370       164663                                                 371357
G.H. #272        538        371       164664                                                 371358
G.H. #273        538        372       164665                                                 371359
G.H. #274        538        373       164666                                                 371360
G.H. #275        538        374       164667                                                 371361
G.H. #276        538        375       164668                                                 371362
G.H. #277        538        376       164669                                                 371363
G.H. #278        538        377       164670                                                 371364
G.H. #279        538        378       164671                                                 371365
G.H. #280        538        379       164672                                                 371366
G.H. #281        538        380       164673                                                 371367
G.H. #282        538        381       164674                                                 371368
G.H. #302        538        383       164676                                                 371370
G.H. #303        538        384       164677                                                 371371
G.H. #304        538        385       164678                                                 371372
G.H. #305        538        386       164679                                                 371373
G.H. #306        538        387       164680                                                 371374
G.H. #307        538        388       164681                                                 371375
G.H. #308        538        389       164682                                                 371376
G.H. #309        538        390       164683                                                 371377
G.H. #310        538        391       164684                                                 371378
G.H. #311        538        392       164685                                                 371379
G.H. #312        538        393       164686                                                 371380
G.H. #313        538        394       164687                                                 371381
G.H. #314        538        395       164688                                                 371382
G.H. #315        538        396       164689                                                 371383
G.H. #316        538        397       164690                                                 371384
G.H. #317        538        398       164691                                                 371385
G.H. #318        538        399       164692                                                 371386
G.H. #335        538        410       164703                                                 371397
G.H. #336        538        411       164704                                                 371398
G.H. #337        538        412       164705                                                 371399
G.H. #338        538        413       164706                                                 371400
G.H. #339        538        414       164707                                                 371401
G.H. #340        538        415       164708                                                 371402
G.H. #341        538        416       164709                                                 371403
G.H. #342        538        417       164710                                                 371404
G.H. #343        538        418       164711                                                 371405
G.H. #344        538        419       164712                                                 371406
G.H. #345        538        420       164713                                                 371407
G.H. #346        538        421       164714                                                 371408
G.H. #347        538        422       164715                                                 371409
G.H. #348        538        423       164716                                                 371410
G.H. #349        538        424       164717                                                 371411
G.H. #350        538        425       164718                                                 371412
G.H. #351        538        426       164719                                                 371413
G.H. #363                             418752                                                 771274
G.H. #364                             418753                                                 771275
G.H. #365                             418754                                                 771276
G.H. #366                             418755                                                 771277
G.H. #367                             418756                                                 771278
G.H. #368                             418757                                                 771279
G.H. #369                             418758                                                 771280
G.H. #370                             418759                                                 771281
G.H. #371                             418760                                                 771282


                                                                                                 85

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
G.H. #372                             418761                                                 771283
G.H. #373                             418762                                                 771284
G.H. #374                             418763                                                 771285
G.H. #375                             418764                                                 771286
G.H. #376                             418765                                                 771287
G.H. #377                             418766                                                 771288
G.H. #378                             418767                                                 771289
G.H. #379                             418768                                                 771290
G.H. #380                             418769                                                 771291
G.H. #381                             418770                                                 771292
G.H. #382                             418771                                                 771293
G.H. #383                             418772                                                 771294
G.H. #384                             418773                                                 771295
G.H. #385                             418774                                                 771296
G.H. #386                             418775                                                 771297
G.H. #387                             418776                                                 771298
G.H. #388                             418777                                                 771299
G.H. #389                             418778                                                 771300
G.H. #390                             418779                                                 771301
G.H. #391                             418780                                                 771302
G.H. #392                             418781                                                 771303
G.H. #393                             418782                                                 771304
G.H. #394                             418783                                                 771305
G.H. #395                             418784                                                 771306
G.H. #396                             418785                                                 771307
G.H. #397                             418786                                                 771308
G.H. #398                             418787                                                 771309
G.H. #399                             418788                                                 771310
G.H. #400                             418789                                                 771311
G.H. #401                             418790                                                 771312
G.H. #402                             418791                                                 771313
G.H. #403                             418792                                                 771314
G.H. #404                             418793                                                 771315
G.H. #405                             418794                                                 771316
G.H. #406                             418795                                                 771317
G.H. #407                             418796                                                 771318
G.H. #408                             418797                                                 771319
G.H. #409                             418798                                                 771320
GORDON            19        187       15894   64              493            3456            106563
GORDON #01        19        190       15896   64              493            3457            106564
GORDON #02        21        62        15864   64              494            3458            106565
GORDON #03        261       644       16963                                                  141642
GORDON #04        261       645       16964                                                  141643
GORDON #05        261       646       16965                                                  141644
GORDON #06        261       647       16966                                                  141645
GORDON #07        261       648       16967                                                  141646
GORDON #08        261       649       16968                                                  141647
GORDON #09        261       650       16969                                                  141648
GORDON #10        262       1         16970                                                  141649
GORDON #11        262       2         16971                                                  141650
GORDON #12        262       3         16972                                                  141651
GORDON #13        262       4         16973                                                  141652
GORDON #14        262       5         16974                                                  141653
GORDON #15        262       6         16975                                                  141654
GORDON #16        262       7         16976                                                  141655
GORDON #17        262       8         16977                                                  141656
GORDON #18        262       9         16978                                                  141657
GORDON #19        262       10        16979                                                  141658
GORDON #20        262       11        16980                                                  141659
GORDON #21        262       12        16981                                                  141660
GREATWESTER       221       355       68923                                                  26411


                                                                                                 86

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
N #001
GREATWESTER      221       356       68925                                                  26412
N #002
GREATWESTER      221       357       68927                                                  26413
N #003
GREATWESTER      221       358       68928                                                  26414
N #004
GREATWESTER      412       95        97525                                                  293138
N #380
GREATWESTER      412       96        97526                                                  293139
N #381
GREATWESTER      412       97        97527                                                  293140
N #382
GREATWESTER      412       98        97528                                                  293141
N #383
GREATWESTER      412       99        97529                                                  293142
N #384
GREATWESTER      412       100       97530                                                  293143
N #385
GREATWESTER      412       101       97531                                                  293144
N #386
GREATWESTER      412       102       97532                                                  293145
N #387
HORSESHOE        55        432       331     60              252            1350            106566
JACK #1          211       135       63048                                                  11065
JACK #2          211       136       63049                                                  11066
JC #002          326       378       52998                                                  222398
JC #003          326       379       52999                                                  222399
JC #004          326       380       53000                                                  222400
JC #005          326       381       53001                                                  222401
JC #006          326       382       53002                                                  222402
JC #007          326       383       53003                                                  222403
JC #008          326       384       53004                                                  222404
JC #009          326       385       53005                                                  222405
JC #010          326       386       53006                                                  222406
JC #011          326       387       53007                                                  222407
JC #012          326       388       53008                                                  222408
JC #013          326       389       53009                                                  222409
JC #014          326       390       53010                                                  222410
JC #015          326       391       53011                                                  222411
JC #016          326       392       53012                                                  222412
JC #017          326       393       53013                                                  222413
JC #018          326       394       53014                                                  222414
JC #019          326       395       53015                                                  222415
JC #020          326       396       53016                                                  222416
JC #021          326       397       53017                                                  222417
JC #022          326       398       53018                                                  222418
JC #023          326       399       53019                                                  222419
JC #024          326       400       53020                                                  222420
JC #025          326       401       53021                                                  222421
JC #026          326       402       53022                                                  222422
JC #027          326       403       53023                                                  222423
JC #028          326       404       53024                                                  222424
JC #029          326       405       53025                                                  222425
JC #030          326       406       53026                                                  222426
JC #031          326       407       53027                                                  222427
JC #032          326       408       53028                                                  222428
JC #033          326       409       53029                                                  222429
JC #034          326       410       53030                                                  222430
JC #035          326       411       53031                                                  222431
JC #036          326       412       53032                                                  222432


                                                                                                87

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
JC #037          326        413       53033                                                  222433
JC #038          326        414       53034                                                  222434
JC #039          326        415       53035                                                  222435
JC #040          326        416       53036                                                  222436
JC #041          326        417       53037                                                  222437
JC #042          326        418       53038                                                  222438
JC #043          326        419       53039                                                  222439
JC #044          326        420       53040                                                  222440
JC #045          326        421       53041                                                  222441
JC #046          326        422       53042                                                  222442
JC #047          326        423       53043                                                  222443
JC #048          326        424       53044                                                  222444
JC #049          326        425       53045                                                  222445
JC #050          326        426       53046                                                  222446
JC #051          326        427       53047                                                  222447
JC #052          326        428       53048                                                  222448
JC #053          326        429       53049                                                  222449
JC #054          326        430       53050                                                  222450
JC #055          326        431       53051                                                  222451
JC #056          326        432       53052                                                  222452
JC #057          326        433       53053                                                  222453
JC #058          326        434       53054                                                  222454
JC #059          326        435       53055                                                  222455
JC #060          326        436       53056                                                  222456
JC #061          326        437       53057                                                  222457
JC #062          326        438       53058                                                  222458
JC #063          326        439       53059                                                  222459
JC #064          326        440       53060                                                  222460
JC #065          326        441       53061                                                  222461
JC #066          326        442       53062                                                  222462
JC #067          326        443       53063                                                  222463
JC #068          326        444       53064                                                  222464
JC #069          326        445       53065                                                  222465
JC #070          326        446       53066                                                  222466
JC #071          326        447       53067                                                  222467
JC #074          326        448       53068                                                  222468
JC #075          326        449       53069                                                  222469
JC #076          326        450       53070                                                  222470
JC #077          326        451       53071                                                  222471
JC #078          326        452       53072                                                  222472
JC #079          326        453       53073                                                  222473
JC #080          326        454       53074                                                  222474
JC #081          326        455       53075                                                  222475
JC #082          326        456       53076                                                  222476
JC #083          326        457       53077                                                  222477
JC #084          326        458       53078                                                  222478
JC #085          326        459       53079                                                  222479
JC #086          326        460       53080                                                  222480
JC #087          326        461       53081                                                  222481
JC #088          326        462       53082                                                  222482
JC #089          326        463       53083                                                  222483
JC #090          326        464       53084                                                  222484
JC #091          326        465       53085                                                  222485
JC #092          326        466       53086                                                  222486
JC #093          326        467       53087                                                  222487
JC #094          326        468       53088                                                  222488
JC #095          326        469       53089                                                  222489
JC #096          326        470       53090                                                  222490
JC #097          326        471       53091                                                  222491
JC #098          326        472       53092                                                  222492
JC #099          326        473       53093                                                  222493


                                                                                                 88

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
JC #100          326        474       53094                                                  222494
JC #101          326        475       53095                                                  222495
JC #102          326        476       53096                                                  222496
JC #103          326        477       53097                                                  222497
JC #104          326        478       53098                                                  222498
JC #105          326        479       53099                                                  222499
JC #106          326        480       53100                                                  222500
JC #107          326        481       53101                                                  222501
JC #108          326        482       53102                                                  222502
JC #109          326        483       53103                                                  222503
JC #110          326        484       53104                                                  222504
JC #111          326        485       53105                                                  222505
JC #112          326        486       53106                                                  222506
JC #113          326        487       53107                                                  222507
JC #114          326        488       53108                                                  222508
JC #115          326        489       53109                                                  222509
JC #116          326        490       53110                                                  222510
JC #117          326        491       53111                                                  222511
JC #118          326        492       53112                                                  222512
JC #119          326        493       53113                                                  222513
JC #120          326        494       53114                                                  222614
JC #121          326        495       53115                                                  222515
JC #122          326        496       53116                                                  222516
JC #123          326        497       53117                                                  222517
JC #124          326        498       53118                                                  222518
JC #125          326        499       53119                                                  222519
JC #126          450        343       118362                                                 310867
JC #127          450        344       118363                                                 310868
JC #128          450        345       118364                                                 310869
JC #129          450        346       118365                                                 310870
JC #130          450        347       118366                                                 310871
JC #131          450        348       118367                                                 310872
JC #132          450        349       118368                                                 310873
JC #133          450        350       118369                                                 310874
JC #134          450        351       118370                                                 310875
JC #135          450        352       118371                                                 310876
JC #136          450        353       118372                                                 310877
JC #137          450        354       118373                                                 310878
JC #138          450        355       118374                                                 310879
JC #139          450        356       118375                                                 310880
JC #140          450        357       118376                                                 310881
JC #141          450        358       118377                                                 310882
JC #142          450        359       118378                                                 310883
JC #143          450        360       118379                                                 310884
JC #144          450        361       118380                                                 310885
JC #145          450        362       118381                                                 310886
JC #146          450        363       118382                                                 310887
JC #147          450        364       118383                                                 310888
JC #148          450        365       118384                                                 310889
JC #149          450        366       118385                                                 310890
JC #150          450        367       118386                                                 310891
JC #151          450        368       118387                                                 310892
JC #152          450        369       118388                                                 310893
JC #153          450        370       118389                                                 310894
JC #154          450        371       118390                                                 310895
JC #155          450        372       118391                                                 310896
JC #156          450        373       118392                                                 310897
JC #157          450        374       118393                                                 310898
JC #158          450        375       118394                                                 310899
JC #159          450        376       118395                                                 310900
JC #160          450        377       118396                                                 310901


                                                                                                 89

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
JC #161          450        378       118397                                                 310902
JC #162          450        379       118398                                                 310903
JC #163          450        380       118399                                                 310904
JC #164          450        381       118400                                                 310905
JC #165          450        382       118401                                                 310906
JC #166          450        383       118402                                                 310907
JC #167          450        384       118403                                                 310908
JC #168          450        385       118404                                                 310909
JC #169          450        386       118405                                                 310910
JC #170          450        387       118406                                                 310911
JS 01                                 444657                                                 790070
JS 02                                 444658                                                 790071
JS 03                                 444659                                                 790072
JS 04                                 444660                                                 790073
JS 05                                 444661                                                 790074
JS 06                                 444662                                                 790075
JS 07                                 444663                                                 790076
JS 08                                 444664                                                 790077
JS 09                                 444665                                                 790078
JS 10                                 444666                                                 790079
JS 11                                 444667                                                 790080
JS 12                                 444668                                                 790081
JS 13                                 444669                                                 790082
JS 14                                 444670                                                 790083
JS 15                                 444671                                                 790084
JS 16                                 444672                                                 790085
JS 17                                 444673                                                 790086
JS 18                                 444674                                                 790087
JS 19                                 444675                                                 790088
JS 20                                 444676                                                 790089
JS 21                                 444677                                                 790090
JS 22                                 444678                                                 790091
JS 23                                 444679                                                 790092
JS 24                                 444680                                                 790093
JS 25                                 444681                                                 790094
JS 26                                 444682                                                 790095
JS 27                                 444683                                                 790096
JS 28                                 444684                                                 790097
JS 29                                 444685                                                 790098
JS 30                                 444686                                                 790099
JS 31                                 444687                                                 790100
JS 32                                 444688                                                 790101
JS 33                                 444689                                                 790102
JS 34                                 444690                                                 790103
JS 35                                 444691                                                 790104
JS 36                                 444692                                                 790105
JS 37                                 444693                                                 790106
JS 38                                 444694                                                 790107
JS 39                                 444695                                                 790108
JS 40                                 444696                                                 790109
JS 41                                 444697                                                 790110
JS 42                                 444698                                                 790111
JS 43                                 444699                                                 790112
JS 44                                 444700                                                 790113
JS 45                                 444701                                                 790114
JS 46                                 444702                                                 790115
JS 47                                 444703                                                 790116
JS 48                                 444704                                                 790117
JS 49                                 444705                                                 790118
JS 50                                 444706                                                 790119
JS 51                                 444707                                                 790120


                                                                                                 90

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
JS 52                               444708                                                  790121
JS 53                               444709                                                  790122
JS 54                               444710                                                  790123
JS 55                               444711                                                  790124
JS 56                               444712                                                  790125
JS 57                               444713                                                  790126
JS 58                               444714                                                  790127
JS 59                               444715                                                  790128
JS 60                               444716                                                  790129
JS 61                               444717                                                  790130
JS 62                               444718                                                  790131
JS 63                               444719                                                  790132
JS 64                               444720                                                  790133
JV #40           371      130       76023                                                   262792
JV #41           371      132       76024                                                   262793
JV #42           371      134       76025                                                   262794
JV #43           371      136       76026                                                   262795
JV #44           371      138       76027                                                   262796
JV #45           371      140       76028                                                   262797
JV #46           371      142       76029                                                   262798
JV #47           371      144       76030                                                   262799
LINCOLN          34       353       6935                                                    106567
FRACTION
LINCOLN          430      302       107545                                                  302726
FRACTION #1
LITTLE PEGGIE    19       67        14687    68             67              7938            106568
LITTLE WOLF      53       587       745                                                     106569
MANHATTAN        16       524       14668    68             61              7932            106570
MIDNIGHT         63       334       468      68             68              7939            106571
MINNIE PLACER    55       478       439      63             258             529             106572
MOTHER LODE      65       529       5374                                                    106573
MOTHER LODE      65       593       5375                                                    106574
#1
SMOKY #001       293      478       35080                                                   177123
SMOKY #002       293      479       35081                                                   177124
SMOKY #003       293      480       35082                                                   177125
SMOKY #004       293      481       35083                                                   177126
SMOKY #005       293      482       35084                                                   177127
SMOKY #006       293      483       35085                                                   177128
SMOKY #007       293      484       35086                                                   177129
SMOKY #008       283      224       29414                                                   165041
SMOKY #009       283      225       29415                                                   165042
SMOKY #010       283      226       29416                                                   165043
SMOKY #011       283      227       29417                                                   165044
SMOKY #012       283      228       29418                                                   165045
SMOKY #013       283      229       29419                                                   165046
SMOKY #044       283      260       29450                                                   165077
SMOKY #045       283      261       29451                                                   165078
SMOKY #046       283      262       29452                                                   165079
SMOKY #047       283      263       29453                                                   165080
SMOKY #048       283      264       29454                                                   165081
SMOKY #049       283      265       29455                                                   165082
SMOKY #050       293      485       35087                                                   177130
SMOKY #051       293      486       35088                                                   177131
SMOKY #052       293      487       35089                                                   177132
SMOKY #053       293      488       35090                                                   177133
SMOKY #054       293      489       35091                                                   177134
SMOKY #055       293      490       35092                                                   177135
SMOKY #056       293      491       35093                                                   177136
SMOKY #057       283      266       29456                                                   165083
SMOKY #058       283      267       29457                                                   165084


                                                                                                91

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
SMOKY #059       283       268       29458                                                  165085
SMOKY #060       283       269       29459                                                  165086
SMOKY #061       283       270       29460                                                  165087
SMOKY #062       283       271       29461                                                  165088
SMOKY #063       283       272       29462                                                  165089
SMOKY #064       283       273       29463                                                  165090
SMOKY #065       283       274       29464                                                  165091
SMOKY #066       283       275       29465                                                  165092
SMOKY #067       283       276       29466                                                  165093
SMOKY #068       283       277       29467                                                  165094
SMOKY #069       283       278       29468                                                  165095
SMOKY #100       283       309       29499                                                  165126
SMOKY #101       283       310       29500                                                  165127
SMOKY #102       283       311       29501                                                  165128
SMOKY #103       283       312       29502                                                  165129
SMOKY #104       283       313       29503                                                  165130
SMOKY #105       283       314       29504                                                  165131
SMOKY #106       283       315       29505                                                  165132
SMOKY #107       283       316       29506                                                  165133
SMOKY #108       283       317       29507                                                  165134
SMOKY #109       283       318       29508                                                  165135
SMOKY #110       283       319       29509                                                  165136
SMOKY #111       283       320       29510                                                  165137
SMOKY #112       283       321       29511                                                  165138
SMOKY #113       283       322       29512                                                  165139
SMOKY #114       283       323       29513                                                  165140
SMOKY #115       283       324       29514                                                  165141
SMOKY #116       283       325       29515                                                  165142
SMOKY #117       283       326       29516                                                  165143
SMOKY #118       283       327       29517                                                  165144
SMOKY #119       283       328       29518                                                  165145
SMOKY #120       283       329       29519                                                  165146
SMOKY #121       283       330       29520                                                  165147
SMOKY #122       283       331       29521                                                  165148
SMOKY #123       283       332       29522                                                  165149
SMOKY #124       283       333       29523                                                  165150
SMOKY #125       283       334       29524                                                  165151
SMOKY #156       283       365       29555                                                  165182
SMOKY #157       283       366       29556                                                  165183
SMOKY #158       283       367       29557                                                  165184
SMOKY #159       283       368       29558                                                  165185
SMOKY #160       283       369       29559                                                  165186
SMOKY #161       283       370       29560                                                  165187
SMOKY #162       283       371       29561                                                  165188
SMOKY #163       283       372       29562                                                  165189
SMOKY #164       283       373       29563                                                  165190
SMOKY #165       283       374       29564                                                  165191
SMOKY #166       283       375       29565                                                  165192
SMOKY #167       283       376       29566                                                  165193
SMOKY #168       283       377       29567                                                  165194
SMOKY #316A      689       389       236692                                                 555496
SMOKY #317       279       516       27277                                                  148186
SMOKY #318       279       517       27278                                                  148187
SMOKY #319       279       518       27279                                                  148188
SMOKY #320       279       519       27280                                                  148189
SMOKY #321       279       520       27281                                                  148190
SMOKY #322       285       346       30579                                                  148191
SMOKY #323       279       521       27282                                                  148192
SMOKY #324       279       522       27283                                                  148193
SMOKY #325       279       523       27284                                                  148194
SMOKY #326       279       524       27285                                                  148195


                                                                                                92

                                                 APPENDIX II

-----------------------------------------------------------------------------------------------------------
                                           RMGC UNPATENTED CLAIMS
-----------------------------------------------------------------------------------------------------------
CLAIM           BOOK       PAGE       INST   AMENDED       AMENDED          AMENDED         SERIAL NO
NAME                                          BOOK          PAGE             INST
-----------------------------------------------------------------------------------------------------------
SMOKY #327       279       525       27286                                                  148196
SMOKY #328       279       526       27287                                                  148197
SMOKY #329       279       527       27288                                                  148198
SMOKY #359       283       405       29595                                                  165222
SOLID GOLD       14        446               57              355            2196            106577
WEST END #7                          320850                                                 667030
WX #1                                380745                                                 722542
WX #2                                380746                                                 722543
WX #3                                380747                                                 722544
WX #4                                380748                                                 722545
AUCTION          564       476       176110                                                 396477
BOATSAN          149       286       28337                                                  87331
BOSTON           564       478       176112                                                 396478
GOLDEN           360       327       70249                                                  255204
TRIANGLE
LB FRACTION      564       477       176111                                                 396476
MONTELINER       154       440       31176                                                  87336
SKOOKUM          175       70        43474                                                  87344
SQUIRREL         36        51        33095                                                  87330
SWEET HOME       165       65        37458                                                  87343
VIRGINIA CITY    106       89        6338    242             603            5671            87345
VIRGINIA CITY    106       89        6338    242             603            5671            128008
WILD GOOSE       347       79        63730                                                  244508


                                                                                                93